**Exhibit 2.01**

## ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this "**Agreement**") is made and entered into on June 27, 2008, by and between OVERLAND STORAGE, INC., a California corporation ("**Buyer**"), on the one hand, and ADAPTEC, INC., a Delaware corporation ("**Seller**"), on the other hand. Capitalized terms used in this Agreement without definition will have the respective meanings ascribed to them in Section 11.1.

## RECITALS

A.      Seller desires to sell and transfer, and Buyer desires to purchase, acquire and assume from Seller, on the terms and subject to the conditions of this Agreement, certain of the assets and liabilities related to Seller's Storage Solutions Group as described herein.

B.      Buyer is willing to license to Seller on a non-exclusive basis, and Seller desires to license from Buyer on a non-exclusive basis, certain intellectual property included in the Purchased Assets, on the terms and subject to the conditions of a license agreement to be executed by the parties pursuant to this Agreement.

C.      Seller is willing to provide to Buyer certain transition services on the terms and subject to the conditions of a transition services agreement to be executed by the parties pursuant to this Agreement.

## AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises, which are incorporated herein by reference, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1.      PURCHASE AND SALE.

1.1      Definitions.  For purposes of this Section 1, the following terms will have the meanings ascribed to them below:

(A)      "**Aggregate Inventory Estimated Closing Net Value**" has the meaning set forth in Section 1.4.

(B)      "**Aggregate Inventory Final Closing Net Value**" has the meaning set forth in Section 1.6(B).

(C)      "**Aggregate Inventory Scheduled Closing Net Value**" has the meaning set forth in Section 1.6(A).

(D)      "**Assumed Liabilities**" means only the following Liabilities of Seller related exclusively to the Business:

(1)     any and all Liabilities of Seller arising after the Closing Date under any Assumed Contract (other than any Liability arising out of or relating to a Breach that occurred before the Closing Date);

(2)     any and all fees and associated costs related to support, maintenance, warranty (repair and replacement) and stock rotation obligations relating to the Business (in accordance with existing Contracts) arising out of sales of Products made in the conduct of the Business prior to the Closing Date, other than Liabilities related to discount and pricing adjustments or non-warranty related returns;

(3)     Liabilities of Seller pursuant to the open purchase orders specified on Schedule 1.1(D)(3); and

(4)     any and all Liabilities of Seller specified on Schedule 1.1(D)(4).

(E)     "**Business**" means the division of Seller identified as the Storage Solutions Group ("**SSG**"), the business and operations of which are to develop, design, supply, manufacture and market file-based network attached storage (NAS) solutions, which solutions include, but are not limited to, the integration and development of Guardian OS Software, Snap OS and supporting utilities, hard drives and external storage enclosures; *provided*, *however*, that the term "Business" will not include the business of developing, designing, supplying, manufacturing, testing, selling, licensing, distributing, supporting, marketing and/or maintaining iSCSI Intellectual Property Rights known as Halogen, the OnTarget Software or Seller's 700i series products and supporting utilities, hard drives and external storage enclosures (e.g., 720i, 730i and 750i).

(F)     "**Buyer Note**" means the promissory note substantially in the form attached hereto as Exhibit A, which note shall be secured as set forth in the Security Agreement attached hereto as Exhibit B.  The original principal amount of the Buyer Note will be equivalent to the product of (1) 40%, multiplied by (2) the Net Closing Consideration.

(G)     "**Closing Cash**" means the product of (1) 60%, multiplied by (2) the Net Closing Consideration.

(H)     "**Closing Consideration**" means $4,000,000.

(I)     "**Estimated Closing SKU Quantity**" has the meaning set forth in Section 1.4.

(J)     "**Excluded Assets**" means all assets of Seller, other than the Purchased Assets, and, for the avoidance of doubt, shall include:

(1)     all cash, cash equivalents and short-term investments;

(2)     all Accounts Receivable generated by Seller on or before the Closing;

(3)     all Intellectual Property Rights other than the Purchased IP;

(4)     those rights relating to deposits and prepaid expenses and claims for refunds and rights to offset in respect thereof;

(5)     all insurance policies and rights thereunder;

(6)     all Contracts other than the Assumed Contracts;

(7)     all personnel Records and other Records that Seller is required by law to retain in its possession (provided that, to the extent permitted by law, Seller will make copies thereof available to Buyer upon its request);

(8)     all claims for refund of Taxes and other governmental charges of whatever nature;

(9)     all rights in connection with and assets of the Employee Plans; and

(10)     all rights of Seller under this Agreement and the Related Agreements.

(K)     "**Excluded Liabilities**" means every Liability of Seller other than the Assumed Liabilities, including, without limitation:

(1)     any Liability arising out of or relating to Products of Seller to the extent manufactured or sold before the Closing Date, other than to the extent assumed under Section 1.3;

(2)     any Liability under any Contract assumed by Buyer pursuant to Section 1.3 that arises after the Closing Date but that arises out of or relates to any Breach that occurred before the Closing Date;

(3)     any Liability for Taxes, including (A) any Taxes arising as a result of Seller's operation of the Business or ownership of the Purchased Assets before the Closing Date and (B) any deferred Taxes of any nature;

(4)     any Liability under any Contract not assumed by Buyer under Section 1.3, including any Liability arising out of or relating to Seller's credit facilities or any security interest related thereto;

(5)     any environmental or safety Liabilities arising out of or relating to the operation of Seller's business or Seller's leasing, ownership or operation of real property;

(6)     any Liability under the Employee Plans or relating to payroll, vacation (other than vacation included in the Assumed Liabilities), sick leave, workers' compensation, unemployment benefits, pension benefits, employee stock option or profit-sharing plans, health care plans or benefits or any other employee plans or benefits of any kind for Seller's employees or former employees or both;

(7)     any Liability under any employment, severance, retention or termination agreement with any employee of Seller or any of Seller's Subsidiaries;

(8)     any Liability arising out of or relating to any employee grievance whether or not the affected employees are hired by Buyer;

(9)     any Liability to indemnify, reimburse or advance amounts to any officer, director, employee or agent of Seller;

(10)     any Liability to distribute to any of Seller's shareholders or otherwise apply all or any part of the consideration received hereunder;

(11)     any Liability arising out of any Proceeding pending as of the Closing Date;

(12)     any Liability arising out of any Proceeding commenced after the Closing Date and arising out of or relating to any occurrence or event happening before the Closing Date;

(13)     any Liability arising out of or resulting from Seller's compliance or noncompliance with any Legal Requirement or Order of any Governmental Authority;

(14)     any Liability of Seller under this Agreement or any Related Agreement;

(15)     any Liability of Seller based upon Seller's acts or omissions occurring after the Closing Date;

(16)     any trade account payable;

(17)     any Liability related to export control non-compliance as disclosed in Sections 2.7 and 2.16 of the Disclosure Schedule;

(18)     any Liability related to the fees disclosed on Section 2.23 of the Disclosure Schedule; and

(19)     any and all Liabilities of Seller under any Contract with a contract manufacturer (whether or not an Assumed Contract) that relates to any forecast, scheduling agreement or similar arrangement that was placed before the Closing Date, other than the open purchase orders specified on Schedule 1.1(D)(3).

(L)     [Reserved]

(M)     "**Fixed Assets Estimated Closing Value**" has the meaning set forth in Section 1.4.

(N)     "**Fixed Assets Final Closing Value**" has the meaning set forth in Section 1.6(B).

(O)     "**Fixed Assets Scheduled Closing Value**" has the meaning set forth in Section 1.6(A).

(P)     "**Net Closing Consideration**" means the following amount:

(1)     If the sum of (a) the Aggregate Inventory Estimated Closing Net Value and (b) the Fixed Assets Estimated Closing Value exceeds $2,000,000, then "Net Closing Consideration" will be equal to the sum of (x) the Closing Consideration plus (y) the amount by which the sum of (A) Aggregate Inventory Estimated Closing Net Value plus (B) the Fixed Assets Estimated Closing Value exceeds $2,000,000.

(2)     If the sum of (a) the Aggregate Inventory Estimated Closing Net Value and (b) the Fixed Assets Estimated Closing Value is less than $2,000,000, then "Net Closing Consideration" will be equal to the difference of (x) the Closing Consideration less (y) the amount by which the sum of (A) the Aggregate Inventory Estimated Closing Net Value plus (B) the Fixed Assets Estimated Closing Value is less than $2,000,000.

(Q)     "**Pre-Closing Calculation Schedule**" has the meaning set forth in Section 1.4.

(R)     "**Post-Closing Calculation Schedule**" has the meaning set forth in Section 1.6(A).

(S)     "**Purchased Assets**" means all of Seller's right, title and interest in and to the following property and assets:

(1)     all Inventory specified on Schedule 1.1(S)(1);

(2)     all Fixed Assets specified on Schedule 1.1(S)(2);

(3)     all Contracts specified on Schedule 1.1(S)(3) (collectively, the "**Assumed Contracts**");

(4)     all Intellectual Property Rights specified on Schedule 1.1(S)(4), and all other Intellectual Property Rights of Seller related exclusively to the Business, including all Software related exclusively to the Business (and for such Software that is owned by Seller, including the full source code with respect thereto and all versions and releases thereof and all back-up or archival copies in Seller's possession), but notwithstanding the above, excluding (A) non-transferable Open Source Software and (B) generally available off-the-shelf microcomputer and work station software, (collectively, the "**Purchased IP**");

(5)     all manuals, notes, reports, documentation, drawings, flow charts, specifications, templates, files (whether electronic or otherwise but excluding any software-related files), diagrams, work papers, programmers' notes or other data, information or materials necessary for the proper use of any of the Purchased Assets (including with respect to developing, maintaining, testing, enhancing, supporting or correcting defects in any of the Purchased Assets), provided that the Purchased Assets shall not include any of the foregoing items if such items are used primarily in the business of the Seller that is not part of the Business,

in which case Seller will cooperate with Buyer in good faith to provide access to such information as may facilitate the functioning of the Business;

(6)     all goodwill associated with the Business or the Purchased Assets, together with the right to represent to third parties that Buyer is the successor to or acquirer of the Business;

(7)     all books, Records, ledgers, files, papers, documents, correspondence, lists, advertising and promotional materials, studies, reports, and other materials (whether in electronic form, written or printed), customer and supplier lists and contact information used by Seller in or with respect to the Business, and the data, content, graphics, text, databases and other materials (but not the hardware systems upon which such information resides) on Seller's websites specified on Schedule 1.1(S)(4); provided that Buyer shall no later than 90 days after the Closing Date remove any references to Seller and/or Seller's products and services from such websites; and, provided, further, that the Purchased Assets shall not include any of the foregoing items if such items are used primarily in the business of the Seller that is not part of the Business;

(8)     all Governmental Authorizations, and all pending applications therefore or renewals thereof, owned or held by Seller associated exclusively with the Business or the Purchased Assets listed on Schedule 1.1(S)(8);

(9)     all claims (including claims for past infringement or misappropriation of Purchased IP) and causes of action of Seller against other Persons relating to the Purchased Assets (regardless of whether or not such claims and causes of action have been or could have been asserted by Seller), and, to the extent assignable, all rights of indemnity, warranty rights, rights of contribution, rights to refunds, rights of reimbursement and other rights of recovery possessed by Seller relating to the Purchased Assets (regardless of whether such rights are currently exercisable); and

(10)     the pre-paid expenses and deposits specified on Schedule 1.1(S)(10).

Notwithstanding the forgoing, the parties agree that Seller shall have the right to use the trademarks "Snap Server" or "Snap Appliance" in connection with its 700i series products for a period of 90 days after the Closing Date only for purposes of branding the 700i series products on packaging, on the product itself, data sheets, and other collateral marketing materials, in each case limited to Seller's existing inventory thereof; provided that Seller agrees that it will: (A) not use such trademarks as trademarks in any public announcement or external communication; and (B) remove all references on its websites to "Snap Server" and "Snap Appliance" as such references relate to the 700i series of products promptly after the Closing Date (and otherwise no later than 30 days after the Closing Date; provided, however, that Seller and Buyer will mutually agree on temporary links between their respective websites that will stay in effect during the 90 day period). Notwithstanding the above, Seller will not be restricted from use of such trademarks in any historical references, so long as such use does not improperly show sponsorship or endorsement by Buyer.

(T) "**SKU Net Value**" has the meaning set forth in Section 1.4.

(U) "**SKU Reserve Percentage**" has the meaning set forth in Section 1.4.

(V) "**SKU Standard Cost**" has the meaning set forth in Section 1.4.

1.2     Sale and Purchase of Purchased Assets. Upon and subject to the terms and conditions set forth in this Agreement, at the Closing, Seller will sell, convey, transfer, assign and deliver to Buyer, free and clear of any Encumbrances (except for Permitted Encumbrances), and Buyer hereby agrees to purchase and acquire from Seller, the Purchased Assets.  Upon and subject to the terms and conditions set forth in this Agreement, at the Closing: (i) Buyer will pay to Seller, by check or by wire transfer of immediately available funds, the Closing Cash; and (ii) Buyer will execute and deliver to Seller the Buyer Note.

1.3     Assumption of Assumed Liabilities.   Upon and subject to the terms and conditions set forth in this Agreement, at the Closing, Buyer will assume and agree to discharge the Assumed Liabilities.  For sake of clarity, the transfer to Buyer of the Purchased Assets pursuant to this Agreement will not include the assumption by Buyer of any Liability of any nature related to the Purchased Assets, or otherwise arising from the Purchased Assets, other than the Assumed Liabilities.

1.4     Pre-Closing Procedure for Calculating Closing Cash and Buyer Note Amounts. No earlier than five Business Days before the Closing, Seller will deliver to Buyer an itemized schedule (the "**Pre-Closing Calculation Schedule**") specifying Seller's good faith estimate as of the Closing of: (a) the quantity of each item of Inventory, listed by Stock Keeping Unit ("**SKU**") number, included in the Purchased Assets (for each such item of Inventory, the "**Estimated Closing SKU Quantity**"), Seller's standard cost of each such item of Inventory (each, an "**SKU Standard Cost**") and Seller's reserve, expressed in terms of a percentage, applicable to each such item of Inventory (each, an "**SKU Reserve Percentage**"); and (b) Seller's aggregate net book value of the Fixed Assets included in the Purchased Assets (the "**Fixed Assets Estimated Closing Value**").  For any item of Inventory included in the Purchased Assets, the "**SKU Net Value**" will be equal to the product of (a) the Estimated Closing SKU Quantity for such item, multiplied by (b) the SKU Standard Cost for such item, multiplied by (c) the difference of one (1) minus the SKU Reserve Percentage for such item.  The sum of the SKU Net Values for all items of Inventory included in the Purchased Assets as of the Closing, as set forth on the Pre-Closing Calculation Schedule, is referred to herein as the "**Aggregate Inventory Estimated Closing Net Value.**"

1.5     Closing.

(A)     Timing and Locations.   Subject to the terms and conditions of this Agreement, the closing of the transactions provided for herein will take place at the offices of Sheppard, Mullin, Richter & Hampton LLP, 12275 El Camino Real, Suite 200, San Diego CA 92130, at the later of 2 p.m. Pacific time on June 27, 2008, or at such other place or date as Buyer and Seller may mutually agree (such date being referred to herein as the "**Closing Date**" or the "**Closing**"); provided, however, that the Closing will not occur until after each of the conditions set forth in Section 5 have been satisfied or waived by the party or parties entitled to the benefit of such conditions; and, provided, further, however, that all of the transactions contemplated by this Agreement and the Related Agreements shall be null and void retroactive to the Closing Date if the check delivered by Buyer to Seller in payment of the Closing Cash has not cleared by the tenth day following the date of deposit. Each party will use commercially reasonable efforts to ensure that all conditions set forth in Section 5 that are within such party's control become satisfied as quickly as possible.

(B)     Deliveries at the Closing. At the Closing:

(1)     Seller will execute and deliver to Buyer:

(a)     the Security Agreement substantially in the form attached hereto as Exhibit B (the "**Security Agreement**");

(b)     the Bill of Sale substantially in the form attached hereto as Exhibit C (the "**Bill of Sale**");

(c)     the Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit D (the "**Assignment Agreement**");

(d)     the Sublease Agreement substantially in the form attached hereto as Exhibit E (the "**Sublease Agreement**");

(e)     the Transition Services Agreement substantially in the form attached hereto as Exhibit F (the "**Transition Services Agreement**");

(f)     the License Agreement substantially in the form attached hereto as Exhibit G (the "**License Agreement**");

(g)     a certificate, validly executed by the President and Chief Executive Officer of Seller, to the effect that, as of the Closing, each of the conditions set forth in Section 5.2 has been satisfied (the "**Seller Closing Certificate**"); and

(h)     such additional instruments of sale, transfer, conveyance, assignment and confirmation as Buyer may reasonably deem necessary or desirable in order to transfer, convey and assign to Buyer, and to confirm Buyer's title to, all of the Purchased Assets free and clear of all Encumbrances (except for Permitted Encumbrances), to put Buyer in actual possession and control of the Purchased Assets and to assist Buyer in exercising all rights with respect thereto.

(2)     Buyer will execute and deliver to Seller:

(a)     the Closing Cash;

(b)     the Buyer Note;

(c)     the Security Agreement;

(d)     the Assignment Agreement;

(e)     the Sublease Agreement;

(f)     the Transition Services Agreement;

(g)     the License Agreement;

(h)     a certificate, validly executed by President and Chief Executive Officer of Buyer, to the effect that, as of the Closing, each of the conditions set forth in Section 5.3 has been satisfied (the "**Buyer Closing Certificate**"); and

(i)     UCC financing statements relating to Seller's security interest in the collateral identified in the Security Agreement.

1.6     <u>Post-Closing Adjustments to Closing Consideration</u>.

(A)     Within 20 days after the Closing Date, Seller will prepare and deliver to Buyer an itemized schedule (the "**Post-Closing Calculation Schedule**") specifying (1) Seller's calculation of the sum of the SKU Net Values for all items of Inventory included in the Purchased Assets as of the Closing Date (the "**Aggregate Inventory Scheduled Closing Net Value**"), and (2) Seller's calculation of the aggregate net book value of the Fixed Assets included in the Purchased Assets as of the Closing Date (the "**Fixed Assets Scheduled Closing Value**").

(B)     Buyer will have a period of 20 days following the delivery of the Post-Closing Calculation Schedule to notify Seller in writing of any disagreements with the calculations set forth in the Post-Closing Calculation Schedule.  Failure to notify Seller within such 20-day period will be deemed acceptance by Buyer of the Aggregate Inventory Scheduled Closing Net Value and Fixed Assets Scheduled Closing Value, in which case the Aggregate Inventory Scheduled Closing Net Value and the Fixed Assets Scheduled Closing Value will be deemed the "**Aggregate Inventory Final Closing Net Value**" and the "**Fixed Assets Final Closing Value**," respectively, for purposes of this Section 1.  If Buyer timely notifies Seller in writing of any disagreement with the calculations in the Post-Closing Calculation Schedule (such notice, the "**Objection Notice**"), Seller and Buyer will negotiate in good faith to resolve such disagreement.  If Seller and Buyer are able to resolve such disagreement, then, for purposes of this Section 1, the "Aggregate Inventory Final Closing Net Value" and the "Fixed Assets Final Closing Value" will be the amounts agreed by Seller and Buyer.

(C)     If Buyer and Seller are unable to resolve any disagreement properly identified by Buyer pursuant to Section 1.6(b)(B) within 20 days following delivery of the Objection Notice, then such disagreement will be submitted for final and binding resolution to an independent accounting firm of nationally recognized standing that is reasonably independent from Seller and Buyer (a "**Neutral Accounting Firm**") to resolve such disagreement (the "**Accounting Arbitrator**").  The Accounting Arbitrator will be a Neutral Accounting Firm selected by mutual agreement of Buyer and Seller; provided that (i) if, within 20 days after Buyer has delivered the Objection Notice to Seller pursuant to Section 1.6(B), Buyer and Seller are unable to agree on a Neutral Accounting Firm to act as the Accounting Arbitrator, Buyer and

Seller each will select a Neutral Accounting Firm and such firms together will select the Neutral Accounting Firm to act as the Accounting Arbitrator, and (ii) if Buyer or Seller does not select a Neutral Accounting Firm within 10 days of written demand therefor by the other party, the Neutral Accounting Firm selected by the other party will act as the Accounting Arbitrator.

(D)     The Accounting Arbitrator will consider only those items and amounts set forth in the Post-Closing Calculation Schedule as to which Buyer and Seller have disagreed within the time periods set forth in Section 1.6(B) and on the terms specified above.  The Accounting Arbitrator must resolve the matter in accordance with the terms and provisions of this Agreement.  The Accounting Arbitrator will deliver to Buyer and Seller, as promptly as practicable and in any event within 20 days after its appointment, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement.  The Accounting Arbitrator will select the position of either Buyer or Seller as a resolution for each item of disagreement and may not impose an alternative resolution.  The Accounting Arbitrator will make its determination based on presentations and supporting material provided by the parties and, at its election, pursuant to responses provided by the parties to inquiries posed by the Accounting Arbitrator based on such presentations and supporting material but not pursuant to its independent review.  The determination of the Accounting Arbitrator will be final and binding, and the amounts determined by the Accounting Arbitrator will be the "Aggregate Inventory Final Closing Net Value" and/or the "Fixed Assets Final Closing Value," as applicable, for purposes of this Section 1.

(E)     When the Aggregate Inventory Final Closing Net Value and the Fixed Assets Final Closing Value have been finally determined, the original principal amount of the Buyer Note will be adjusted as follows:

(1)     If the Aggregate Inventory Final Closing Net Value exceeds the Aggregate Inventory Estimated Closing Net Value, the principal amount of the Buyer Note automatically will be increased dollar-for-dollar, retroactively to the Closing Date, by the amount that the Aggregate Inventory Final Closing Net Value exceeds the Aggregate Inventory Estimated Closing Net Value;

(2)     If the Aggregate Inventory Final Closing Net Value is less than the Aggregate Inventory Estimated Closing Net Value, the principal amount of the Buyer Note automatically will be decreased dollar-for-dollar, retroactively to the Closing Date, by the amount that the Aggregate Inventory Final Closing Net Value is less than the Aggregate Inventory Estimated Closing Net Value;

(3)     If the Fixed Assets Final Closing Value exceeds the Fixed Assets Estimated Closing Value, the principal amount of the Buyer Note automatically will be increased dollar-for-dollar, retroactively to the Closing Date, by the amount that the Fixed Assets Final Closing Value exceeds the Fixed Assets Estimated Closing Value; and

(4)     If the Fixed Assets Final Closing Value is less than the Fixed Assets Estimated Closing Value, the principal amount of the Buyer Note automatically will be decreased dollar-for-dollar, retroactively to the Closing Date, by the amount that the Fixed Assets Final Closing Value is less than the Fixed Assets Estimated Closing Value.

(F)     In addition to the adjustments contemplated by Section 1.6(E) of this Agreement, the principal amount of the Buyer Note will also be decreased dollar-for-dollar, retroactively to the Closing Date, by the amount of vacation pay assumed by Buyer at the election of the Selected Employees.

1.7     Allocation.  The Net Closing Consideration will be allocated in accordance with an agreement between Buyer and Seller after the Closing Date.  After the Closing, the parties will make consistent use of the allocation and fair market value for all Tax purposes and in all filings, declarations and reports with the IRS in respect thereof, including the reports required to be filed under Section 1060 of the Code.  Buyer will prepare and deliver IRS Form 8594 to Seller within 60 days after the Closing Date to be filed with the IRS.  In any Proceeding related to the determination of any Tax, neither Buyer nor Seller or Seller will contend or represent that such allocation is not a correct allocation.

2.     REPRESENTATIONS AND WARRANTIES OF SELLER.  Seller represents and warrants to Buyer that the statements contained in this Section 2 are true, correct and complete as of the date of this Agreement, except as set forth, with respect to any specific section or subsection in this Section 2, in the corresponding section or subsection of the disclosure schedule that Seller has delivered to Buyer before or concurrently with the execution of this Agreement (such schedule, the "**Disclosure Schedule**").

2.1     Corporate Existence and Power. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with corporate power and authority to conduct the Business as it is now being conducted, to own or use the properties and assets related to the Business that it purports to own or use, and to perform all its obligations under the Assumed Contracts.  Seller is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it in connection with the Business, or the nature of the activities conducted by it in connection with the Business, requires such qualification, except to the extent that the failure to be so qualified or in good standing would not have a Material Adverse Effect.

2.2     Due Authorization; Valid and Binding Agreement.  The execution, delivery and performance by Seller of this Agreement and each other Related Agreement to which Seller is a party and the consummation of the transactions contemplated hereby and thereby by Seller are within the corporate powers of Seller.  This Agreement and the Related Agreements, and all the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Seller.  Each of this Agreement and the other Related Agreements to which Seller is a party constitutes a valid and binding agreement of Seller enforceable in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium or other Legal Requirements relating to or affecting the rights of creditors, and general principles of equity.

2.3     No Conflicts. Except as set forth on Section 2.3 of the Disclosure Schedule, the execution and delivery of this Agreement by Seller does not, and the performance of the terms of this Agreement and each Related Agreement by Seller will not, directly or indirectly (with or without notice or lapse of time):

(A) Breach (i) any provision of any of the organizational documents of Seller, or (ii) any resolution adopted by the board of directors or the stockholders of Seller;

(B) Breach or give any Governmental Authority or other Person the right to challenge any of the transactions contemplated by this Agreement or any Related Agreement, or to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Seller or any of the Purchased Assets, may be subject;

(C) contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Seller and that relates to the Purchased Assets or to the Business;

(D) Breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Assumed Contract;

(E) result in the imposition or creation of any Encumbrance (except for any Permitted Encumbrance) upon or with respect to any of the Purchased Assets; or

(F) require any consent or approval from, or notice to, any Person.

2.4     Authorizations.  Section 2.4 of the Disclosure Schedule lists each consent, license, permit, approval, grant or other authorization issued to Seller by a Governmental Authority that governs or regulates Seller in respect of the Business, any Purchased Assets or any Products included in Inventory or the Assumed Liabilities (i) pursuant to which Seller currently operates or holds any interest in any of the Purchased Assets or the Assumed Liabilities or (ii) which is required for the operation of the Business as it is currently operated by Seller (including the design, development, manufacture, sale, promotion, export, import, distribution or provision of the Products included in Inventory) or the holding of any such interest (collectively, the "**Governmental Authorizations**").  All Governmental Authorizations included in the Purchased Assets, if any, are in full force and effect and constitute all Governmental Authorizations required to permit Seller to operate or conduct the Business as currently conducted or to hold any interest in the Purchased Assets except to the extent the failure to be in full force and effect would not have a Material Adverse Effect.

2.5     Title to Purchased Assets.  Seller has good and marketable title to each of the Purchased Assets and the valid and enforceable right to receive and/or use each of the Purchased Assets free and clear of all Encumbrances (except for Permitted Encumbrances), except as set forth on Section 2.5 of the Disclosure Schedule. The delivery to Buyer of the instruments of transfer of ownership contemplated by this Agreement will, at the Closing, vest good and marketable title to, or the valid and enforceable right to receive and/or use, each such Purchased Asset in Buyer, free and clear of all Encumbrances (except for Permitted Encumbrances), except as set forth on Section 2.5 of the Disclosure Schedule.  Other than for sales or licenses of assets in the Ordinary Course of Business, Seller has not entered into any Contract with respect to the sale or other disposition of any of the Purchased Assets.

2.6     Inventory.

(A)     All items included in the Inventory consist of a quality and quantity usable and, with respect to finished goods, saleable, in the Ordinary Course of Business of the Business except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value on the accounting Records of Seller.  All of the Inventory has been valued at the lower of cost or market value on a first in, first out basis in accordance with GAAP.

(B)     Section 2.6(B) of the Disclosure Schedule contains a schedule of parts and components Inventory, which schedule will include the following information: part number, description, current purchase price, standard cost, quantity on hand, extended standard cost, reserve amount, net value, and expected usage in normal production for the next 90 days. Section 2.6(B) of the Disclosure Schedule also sets forth a full reserve analysis related to the aforementioned Inventory, which analysis includes rationale for the valuation assigned to each part number.  Seller represents that this analysis is true, accurate and complete in all material respects.

(C)     Section 2.6(C) of the Disclosure Schedule contains a schedule of finished goods Inventory, which schedule includes the following information: part number, description, current purchase price, standard cost, quantity on hand, extended standard cost, reserve amount, net value, and expected sale amounts over the next 90 days based on the Projected Sales Plan (defined in Section 2.6(D)).  Section 2.6(C) of the Disclosure Schedule also sets forth a full inventory reserve analysis related to the aforementioned Inventory, which analysis includes rationale for the valuation assigned to each finished good item.  Seller represents that this analysis is true, accurate and complete in all material respects.

2.7     Legal Requirements; Litigation. Seller is in compliance in all material respects with all applicable Legal Requirements affecting the business, operations, assets and properties of the Business. Except as set forth in Section 2.7 of the Disclosure Schedule, there is no action, suit, claim, Proceeding or government inquiry of any nature pending or, to Seller's Knowledge, threatened against Seller, its properties or any of its officers, managers or directors, related to the Business. No Governmental Authority has at any time challenged or questioned the legal right of Seller to conduct the Business as presently or previously conducted by Seller.

2.8     Intellectual Property.

(A)     Section 2.8(A) of the Disclosure Schedule sets forth a true and complete list of all registered Intellectual Property Rights, or applications therefor, owned (in whole or in part) by Seller (collectively, the "**SSG Owned IP**") that are included in the Purchased IP, including but not limited to:

(1)     for each Patent and Patent application, the Patent number or the Patent application number, as applicable;

(2)     for each registered Trademark and Trademark application, the registration number or the Trademark application serial number, as applicable, and the class of goods covered; and

(3)     for each registered Copyright or Copyright application, the registration number or the Copyright application number, as applicable.

(B)     Licensed Intellectual Property Rights.  Section 2.8(B) of the Disclosure Schedule sets forth a true and complete list of all licenses of third party Intellectual Property Rights to Seller included in the Purchased IP (the "**SSG Licenses**" and the Intellectual Property Rights licensed thereunder referred to herein as the "**SSG Licensed IP**").  Seller has made available to Buyer true and complete copies of all SSG Licenses except for those which it has not yet made available due to confidentiality obligations therein (which are designated as "confidential" in Section 2.8 of the Disclosure Schedule).

(C)     Software.  Section 2.8(C) of the Disclosure Schedule contains a true and complete list of all (i) Open Source Software used by Seller in Products of the Business (the "**SSG Open Source**") and (ii) Software distributed by Seller in the Business other than SSG Open Source (the "**SSG Software**").  The SSG Software performs substantially in accordance with the documentation and other written user materials related to the Software and includes all current versions of object and source code thereof (unless not available with respect to SSG Open Source).  Such SSG Software does not contain any "virus," "Trojan horse" or other Software routine or hardware component, that is designed to permit unauthorized access to or disable or erase any Software, hardware or data without the consent of the user.  Seller has delivered or will deliver to Buyer true and correct copies of all such SSG Software in its current form, and to Seller's Knowledge all user and technical documentation related thereto in its possession.

(D)     Licensed-Out Rights.  Section 2.8(D) of the Disclosure Schedule contains a true and complete list of all licenses, license agreements or other Contracts in which Seller has licensed or granted rights to any SSG Owned IP or SSG Licensed IP to any third parties, excluding licenses granted in association with sale of Products or otherwise in the Ordinary Course of Business (collectively, "**Third-Party Licenses**").  Except as described in Section 2.8(D) of the Disclosure Schedule, (i) Seller has not sold, transferred, assigned, licensed, sub-licensed, restricted or Encumbered any SSG Owned IP or SSG Licensed IP, whether orally or in writing, excluding licenses granted in association with sale of Products or otherwise in the Ordinary Course of Business and (ii) no licensing fees, royalties or payments are due or payable by Seller in connection with SSG Owned IP or SSG Licensed IP, other than maintenance fees. Seller has made available to Buyer true and complete copies of all Third Party Licenses, if any.

(E)     No Infringement / Misappropriation of Third Party Rights.  Except as described in Section 2.8(E) of the Disclosure Schedule, to Seller's Knowledge, since the July 23, 2004, the date Seller acquired the Business (the "**Original Acquisition Date**"), the Business has not interfered with, infringed upon, violated or misappropriated any Intellectual Property Rights of any third party, and Seller has not received any written charge, complaint, claim, demand, notice or other communication alleging that the Business interferes, infringes, misappropriates or violates any Intellectual Property Rights of any third party (including any demand or claim that Seller must license or refrain from using any Intellectual Property Rights of any third party in relation to the Business).  Except as described in Section 2.8(E) of the Disclosure Schedule, no third party (including its current or former Representatives) has, to Seller's Knowledge, interfered with or infringed upon or misappropriated any SSG Owned IP since the Original

Acquisition Date. Notwithstanding the above, the representations in this paragraph will not cover any Open Source Software or use thereof.

(F)     No Encumbrances on Company Rights. Except as set forth on Section 2.8(F) of the Disclosure Schedule:

(1)     Seller owns all right, title and interest in and to (subject to licenses granted in association with sale of Products or otherwise in the Ordinary Course of Business), or has a valid and in effect right and license to use (subject to any applicable license terms), all of SSG Owned IP and SSG Licensed IP (collectively, "**SSG IP**");

(2)     the rights of Seller to SSG IP are free and clear of all Encumbrances;

(3)     all registrations with and applications to Governmental Authorities in respect of SSG Owned IP are valid and subsisting and Seller has taken all action required to maintain their validity and subsistence;

(4)     to Seller's Knowledge, Seller has delivered to Buyer before the execution of this Agreement or will deliver to Buyer documentation in its possession with respect to any invention, process, design, Software or other know-how or trade secret included in the SSG IP; and

(5)     Seller has taken reasonable measures in line with industry standards to protect the secrecy and confidentiality of its trade secret or confidential Proprietary Information.

(G)     No Default; No Required Approvals or Consents. Except as set forth on Section 2.8(G) of the Disclosure Schedule:

(1)     the rights of Buyer to the SSG IP immediately after the execution, delivery or performance of this Agreement or the consummation of the purchase or other transactions contemplated by this Agreement will be the same in all material respect as the rights of Seller thereto immediately before such consummation;

(2)     Seller is not, and as a result of the execution, delivery or performance of this Agreement or the consummation of the purchase or other transactions contemplated by this Agreement will not be, in material Breach of any Third Party Licenses and SSG Licenses (collectively, the "**Licenses**"), and Seller has not received any written notice or other communication to the contrary;

(3)     to Seller's Knowledge, no employee of Seller is in default under, and the consummation of the transactions contemplated by this Agreement will not result in a default of, any employment contract, noncompetition arrangement, or any restrictive covenant to which such employee is a party relating to any of the SSG IP or its development or exploitation;

(4)      no approval or consent of any Person is needed so that the interest of Buyer in SSG IP will remain in full force and effect for Buyer immediately after the consummation of the purchase and other transactions contemplated by this Agreement; and

(5)      except as may be the case for Contracts set forth on Section 2.8(B) of the Disclosure Schedule, Seller is not currently a party to has not entered into any Contract under which it is restricted from selling, licensing or otherwise distributing any of Products to, or providing services to, customers or potential customers or any class of customers, in any geographic area or in any segment of any market.

(H)      No Claims or Actions.  Since the Original Acquisition Date, except as set forth on Section 2.8(H) of the Disclosure Schedule, there has not been, and currently are, no written claims or written demands to Seller of any Person pertaining to, or any actions involving Seller that are pending or threatened in writing, including any interferences, oppositions, cancellations or other contested Proceedings, which challenge the rights of Seller in respect of any SSG IP.

(I)      Confidential Treatment.  Except as set forth on Section 2.3(I) of the Disclosure Schedule, Seller has kept secret and has not disclosed the source code for SSG Software (excluding source code which is publicly available or known) to any Person other than certain employees and contractors of Seller who are subject to the terms of a binding confidentiality agreement with respect thereto.  Buyer has taken reasonable measures to protect the confidentiality and proprietary nature of such source code, including without limitation, the use of confidentiality agreements with all of its employees and contractors having access to such source code.

(J)      Assignment of Inventions.  All former (since the Original Acquisition Date) and current Representatives who have contributed in any material way to or participated in any material way in the conception and development of SSG Owned IP, or who have had access to the trade secret or confidential Proprietary Information of Seller in the Purchased IP, have executed and delivered to Seller an agreement suitable to vest ownership rights thereto in Seller and have entered into, and to Seller's Knowledge are in compliance with, an agreement for maintaining the confidential information of Seller, true and complete copies of which have heretofore been delivered to Buyer (except solely with regards to delivery those relating to EU personnel) and all of which are now in full force and effect and enforceable in accordance with their respective terms.  To Seller's Knowledge, no former or current SSG Employee has filed, asserted in writing, or threatened in writing any claim or Action against Seller in connection with such employee's involvement in the conception and development of any of such Intellectual Property Rights.  None of the current employees of Seller has any Patents issued or applications pending for any device, process, design or invention of any kind or other registered Intellectual Property Right used or expected to be used by Seller in the furtherance of the Business, which Patents, applications or registered Intellectual Property Rights have not been, or can not be upon request of Seller, duly, validly and fully assigned to Seller.

2.9    Taxes.

(A)    Tax Returns Filed and Taxes Paid. To the extent related to the Business, the Purchased Assets or the Assumed Liabilities, Seller has filed or will have filed, on a timely basis, all Tax Returns required to be filed by Seller under applicable Legal Requirements, and Seller has or will have timely paid all known Taxes due on or prior to the date hereof (whether or not reflected on such Tax Returns) related to the Business, the Purchased Assets and the Assumed Liabilities except for Taxes that are being contested in good faith and for which adequate reserves have been established on Seller's financial statements.  No unresolved issue has been raised in writing by any Governmental Authority in the course of any audit with respect to Taxes related to the Business, the Purchased Assets or the Assumed Liabilities.  To Seller's Knowledge, no Governmental Authority is asserting or threatening to assert against Seller any deficiency or claim for additional Taxes, or any adjustment of Taxes, related to the Business, the Purchased Assets or the Assumed Liabilities.  To Seller's Knowledge, there are no pending or threatened audits or investigations for or relating to any liability in respect of any Taxes related to the Business, the Purchased Assets or the Assumed Liabilities.  The Company has not requested or received any ruling from any Governmental Authority, or signed any binding agreement with any Governmental Authority, that would impact the amount of Tax liability related to the Business, the Assets or the Assumed Liabilities after the date hereof.

(B)    Purchased Assets.  Except for statutory liens for current Taxes not yet due and payable, there are no Encumbrances for Taxes on the Purchased Assets, including without limitation any Encumbrance in favor of the United States pursuant to Section 6321 of the Code for nonpayment of United States federal Taxes or any Encumbrance in favor of any state or local or foreign jurisdiction pursuant to any comparable provision of applicable law, under which transferee liability might be imposed upon Buyer as a buyer of the Purchased Assets pursuant to Section 6323 of the Code or any comparable provision of applicable law.  No Purchased Asset is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the Tax Reform Act of 1986, (ii) "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code, (iii) "tax-exempt bond financed property" within the meaning of Section 168(g) of the Code, (iv) "limited use property" within the meaning of Revenue Procedure 76-30 or (v) subject to Section 168(g)(1)(A) of the Code.

(C)    Withholding.  All Taxes that Seller is or was required by Legal Requirements to withhold, deduct or collect, including any Taxes withheld, deducted or collected in connection with amounts paid or owing to any employee, independent contractor, creditor or other third party related to the Business, have been duly withheld, deducted and collected and, to the extent required, have been paid to the proper Governmental Authority or other Person.  No portion of the Closing Consideration is subject to any Tax withholding provision under any applicable Legal Requirement.

2.10    Employees.

(A)    Section 2.10(A) of the Disclosure Schedule contains a complete and accurate list of the following information for each employee, director, independent contractor, consultant and agent of Seller related exclusively to the Business, including each employee on leave of absence: employer; name; job title; classification as employee, director or independent contractor; date of hiring or engagement; date of commencement of employment or engagement; current compensation paid or payable and any change in compensation since December 31, 2007; and service credited for purposes of vesting and eligibility to participate under any Employee Plan, or any other employee or director benefit plan.

(B)     To Seller's Knowledge, each of Seller's employees is in compliance with all applicable visa and work permit requirements.

(C)     Section 2.10(C) of the Disclosure Schedule states the number of employees related exclusively to the Business that have been terminated by Seller since December 31, 2007, and contains a complete and accurate list of the following information for each employee of Seller related exclusively to the Business who has been terminated or laid off, or whose hours of work have been reduced by more than 50% by Seller, in the six months prior to the date of this Agreement: (i) the date of such termination, layoff or reduction in hours; (ii) the reason for such termination, layoff or reduction in hours; and (iii) the location to which the employee was assigned.

(D)     Section 2.10(D) of the Disclosure Schedule states the employees who are currently on a leave of absence and the type of leave.

(E)     Seller has not violated the Worker Adjustment and Retraining Notification Act (the "**WARN Act**") or any similar state or local Legal Requirement with regard to the Business.  During the 90 day  period prior to the date of this Agreement, Seller has laid off or terminated four (4) employees.  Seller agrees to maintain responsibility for any Liability under the WARN Act or any similar state law through the Closing Date of the sale for SSG Employees not offered a position and not retained in another role at Seller, provided that neither Seller nor Buyer shall be responsible for the payment of any severance benefits to SSG Employees who are offered positions with the Buyer and decline such employment.

(F)     Section 2.10(F) of the Disclosure Schedule identifies all employees and independent contractors related exclusively to the Business under contract with Seller.  Seller represents it has provided Buyer with copies of all such contracts, except for those contracts listed in Section 2.10(F) of the Disclosure Schedule and those contracts with European Union employees and independent contractors.

(G)     To Seller's Knowledge, no officer, director, agent, employee, consultant, or contractor of Seller is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor (i) to engage in or continue or perform any conduct, activity, duties or practice relating to the Business or (ii) to assign to Seller or to any other Person any rights to any invention, improvement, or discovery.  No former or current employee of Seller is a party to, or is otherwise bound by, any Contract that in any way adversely affected, affects, or will affect the ability of Seller or Buyer to conduct the Business as heretofore carried on by Seller.

(H)     Seller's employees are not signatory to a collective bargaining agreement.

(I)    Seller has accurately classified all Selected Employees as employees or independent contractors.

(J)    Seller's relationship with the employees of the Business is good.  Seller has no present intent to terminate any of the employees of the Business.

(K)    Within the past 12 months Seller has complied in all material respects with, and is in compliance in all material respects with, all applicable laws relating to the employment of personnel and labor, including provisions thereof relating to wages, hours, vacation, overtime, notice, pay in lieu of notice, termination and severance pay obligations, human rights, occupational health and safety, equal opportunity, collective bargaining and the payment of social security and other taxes, the Worker Adjustment and Retraining Notification Act, and the Immigration Reform and Control Act of 1986.  Seller is not engaged and to Seller's Knowledge has never engaged, in any unfair labor practice of any nature.  Seller's employees have been, and currently are, properly classified under the Fair Labor Standards Act of 1938, as amended, and under any applicable state law.  Seller has not failed to pay any of its employees, consultants or contractors for any wages (including overtime), salaries, commissions, bonuses, benefits or other direct compensation for any services performed by them to the date hereof or amounts required to be reimbursed to such individuals.

(L)    Since January 1, 2005, Seller has not been engaged in any dispute or litigation with any current or former SSG Employees regarding intellectual property matters.

2.11    Employee Benefits.

(A)    Section 2.11(A) of the Disclosure Schedule contains a complete and correct list of all "employee benefit plans" as defined by Section 3(3) of ERISA, and all other bonus, incentive compensation, stock option, stock appreciation right, restricted stock awards, incentive plan, change-in-control, layoff, salary continuation, health, life insurance, disability, accident, group insurance, vacation, holiday, sick-leave, fringe benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, contract or understanding (whether qualified or nonqualified, currently effective or terminated, written or unwritten) and any trust, escrow or other agreement related thereto that (i) is maintained or contributed to by Seller or any other corporation or trade or business controlled by, controlling or under common control with Seller (within the meaning of Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA) ("**ERISA Affiliate**") or has been maintained or contributed to since the Original Acquisition Date by Seller or any ERISA Affiliate, or with respect to which Seller or any ERISA Affiliate has or may have any liability, and (ii) provides benefits, or describes policies or procedures applicable to the SSG Employees (as defined in Section 8.1), or the dependents of any thereof, regardless of how (or whether) liabilities for the provision of benefits are accrued or assets are acquired or dedicated with respect to the funding thereof (collectively the "**Employee Plans**").

(B)    Each Employee Plan has been maintained in all material respects in accordance with its terms, and conforms to, and its administration and operation are in compliance in all material respects with ERISA, the Code and all applicable Legal Requirements.  All payments due under or with respect to each Employee Plan have been made to date, and all liabilities incurred but not paid to date have been properly accrued. Seller has satisfied all applicable reporting and disclosure requirements under the Code and ERISA with respect to the Employee Plans.

(C)     Except as disclosed in Section 2.11(C) of the Disclosure Schedule, neither Seller nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to or had any obligation to contribute to any Employee Plan that is a: (i) "pension plan" (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code, (ii) "multiemployer plan" (within the meaning of Section 3(37)(A) of ERISA), (iii) "multiple employer plan" (within the meaning of Section 413(c) of the Code), or (iv) "funded welfare plan" (within the meaning of Section 419 of the Code). With respect to any Employee Plan required to be disclosed in Section 2.11(C) of the Disclosure Schedule: (w) there is no accumulated funding deficiency or liquidity shortfall (as those terms are defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived; (x) no such plan has been terminated so as to subject, directly or indirectly, any of Seller's assets and property, including without limitation, the Purchased Assets, to any Liability or the imposition of any lien under Title IV of ERISA; (y) no event has occurred or condition exists that could be deemed, a "reportable event" (as defined in Section 4043 of ERISA); and (z) there is no withdrawal liability (as defined in Section 4201 of ERISA) as a result of a complete or partial withdrawal.

(D)     Seller and any ERISA Affiliate have, at all times, complied, and currently comply, in all material respects with the applicable continuation coverage requirements for their group health plans under Section 4980B(f) of the Code and Part 6 of Title I of ERISA ("**COBRA**"). Except for the continuation coverage requirements of COBRA, Seller has no obligations or potential liability for continuation of medical, dental, life or disability coverage to employees, former employees or their respective dependents following termination of employment or retirement under any of the Employee Plans.

(E)     Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its tax-qualified status, and its accompanying trust has been determined to be exempt from taxation under Section 501(a) of the Code, and Seller has no Knowledge of any circumstances since the issuance of such letter that will or could jeopardize the qualified status of such plan or the tax-exempt status of its accompanying trust.

(F)     No written or oral representations have been made to any employee or former employee of Seller concerning the employee benefits of Buyer.

2.12    Absence of Certain Changes. Except as set forth in Section 2.12 of the Disclosure Schedule, since December 31, 2007, Seller has conducted the Business in the Ordinary Course of Business and, to Seller's Knowledge, there has not been, occurred or arisen in respect of the Business, the Purchased Assets or the Assumed Liabilities any of the following:

(A)     any Material Adverse Effect, or any event, occurrence, development or state of circumstances or facts which could reasonably be expected to result in a Material Adverse Effect;

(B)     any creation or other incurrence of any Encumbrance (except for a Permitted Encumbrance) on any Purchased Asset;

(C)     any material Contract entered into by Seller relating to the Business or any Purchased Asset (including the acquisition or disposition of any assets) or any relinquishment by a Seller of any Contract or other right, in either case, other than transactions and commitments in the Ordinary Course of Business consistent with past practices and those contemplated by this Agreement;

(D)     any loss of any material distributor (or other material channel partner) or supplier relationship with Seller that is related exclusively to the Business or any material adverse change in such relationship;

(E)     any injunction issued or other Legal Requirement taking effect that prohibits Seller from selling any Products, using the Purchased Assets or conducting the Business in any jurisdiction;

(F)     any loss of any direct customer of the Business which generated sales in excess of $100,000 during the 12 months before March 31, 2008, or any notice by any such customer of its intention to terminate or materially change the terms of or the volume of purchases of Products from Seller;

(G)     any material changes in Seller's (i) customary method of operations for the Business including marketing, selling, licensing and pricing policies (including payment terms) or (ii) maintenance of premises, fixtures, furniture and equipment of the Business;

(H)     any transaction by Seller materially affecting the Business that is not in the Ordinary Course of Business, including without limitation any payment, discharge or satisfaction of any material claim or obligation of Seller or oral agreement providing for contractual terms that are different from those stated in the Assumed Contracts;

(I)     any labor dispute, other than routine individual grievances, or any activity or Proceeding by a labor union or representative thereof to organize any employees of the Business, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees;

(J)     any material write-down of the value of any asset of Seller included in the Purchased Assets, excluding write-downs in disclosed reserves; or

(K)     any Contract entered into by Seller to do any of the foregoing (other than negotiations with Buyer and its representatives regarding the transactions contemplated hereby and by the other Related Agreements).

2.13     Contracts. Section 2.13 of the Disclosure Schedule lists the following Contracts to which Seller is a party and which relate exclusively to the Business:

(A)     any Contract (or group of related Contracts) for the lease of tangible personal property to or from any Person;

(B)     any Contract (or group of related Contracts) for the purchase or sale of raw materials, goods, equipment, commodities, components, supplies, Products or other tangible personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than 12 months or involve total consideration in excess of $50,000;

(C)     any sales agency, dealer, distribution, franchise, manufacturer's representative or reseller Contract for goods or services provided by the Business;

(D)     all forms of standard Contracts, terms of business, purchase orders and warranty agreements used by Seller in the conduct of the Business;

(E)     any Contract that substantially limits the freedom of Seller to compete in the Business, or with any Person that could reasonably be expected to materially limit the freedom of Buyer to conduct the Business after the Closing Date;

(F)     any Contract concerning non-competition or non-solicitation;

(G)     any Contract concerning a partnership or joint venture;

(H)     any Contract under which Seller has granted price protection provisions related to the Business or the Purchased Assets (for these purposes, also included is a description of the price protection);

(I)     each Contract with respect to any Person on Section 2.10(A) of the Disclosure Schedule;

(J)     any other Contract related to the Business (including those that would require the payment of commissions to third parties based on sales of the Products included in Inventory);

(K)     any Contract for the purchase or lease of real property; and

(L)     any other Contract (or group of related Contracts) the performance of which involves consideration in excess of $50,000 and is not covered by items (A) through (K) above.

Except for written agreements that have not been provided because of non-disclosure or confidentiality provisions, Seller has delivered to Buyer a correct and complete copy of each written Contract listed above, as amended to date, and with respect to each such Contract, except as set forth in Section 2.13 of the Disclosure Schedule: (A) the Contract is a valid and binding agreement of Seller, enforceable against Seller, and is in full force and effect; (B) any Assumed Contract for which any required consent to assignment has been received and as to which no amendments or modifications have been agreed to by Buyer prior to Closing, will continue to be a valid and binding agreement and in full force and effect on terms identical in all material respects immediately following the consummation of the transactions contemplated by this Agreement; (C) Seller is not, and to the Seller's Knowledge, no party other than Seller is in material Breach, and no event has occurred which with notice or lapse of time would constitute a material Breach, under the Contract; and (D) Seller has not, and to the Seller's Knowledge, no party other than Seller has repudiated any provision of the Contract. To Seller's Knowledge, there are no material oral agreements or material oral amendments to the forgoing written agreements, including, for example, with respect to returns or price protection.

2.14     No Restrictions. Except as set forth on Section 2.14 of the Disclosure Schedule, none of the tangible Purchased Assets is bound or affected by, any injunction, judgment, order, decree, ruling, charge, Contract, covenant or agreement (non-compete or otherwise) that restricts or prohibits, purports to restrict or prohibit, or could reasonably be expected to, following the Closing, restrict or prohibit Buyer in any material way from freely utilizing the Purchased Assets as currently utilized, or from conducting the Business anywhere in the world (including any Contract, covenant or agreement (i) restricting the geographic area in which it may sell, license, sublicense, market, distribute or support any Products or technology or provide services of the Business, or (ii) restricting the markets, customers or industries that it may address in operating the Purchased Assets).

2.15     Customers and Suppliers.

(A)     Section 2.15(A) of the Disclosure Schedule contains a list of all customers, including distributors, if applicable, of the Business for each of the two (2) most recent fiscal years (listed in descending order based on the total dollar amount of net sales), showing the total dollar amount of net sales to each such customer shown on Seller's Records during each such year.  Except as indicated on Section 2.15(A) of the Disclosure Schedule, Seller has no information, nor is aware of any facts, indicating any of such customers intends to cease doing business with the Business or materially alter the amount of the business such customer is presently doing with the Business.  Section 2.15(A) of the Disclosure Schedule also contains a list of all suppliers of the Business for the most recent fiscal year (listed in descending order based on the total amount paid to each such supplier shown on Seller's Records during such period) from whom the Seller has purchased in excess of $50,000 in Products or services during the 12 months before December 31, 2007.

(B)     Since December 31, 2007, there has been no change in the custom and practice (including with respect to quantity and frequency) of the course of business between Seller and any of (i) the customers of the Business that have generated sales in excess of $50,000 during the 12 months before December 31, 2007 and (ii) the suppliers of the Business from whom the Seller has purchased in excess of $50,000 in Products or services during the 12 months before December 31, 2007, in either case which could reasonably be expected to have a Material Adverse Effect.

(C)     Section 2.15(C) of the Disclosure Schedule specifies the termination fee associated with the early termination by Seller (or Seller's successor) of any Assumed Contract with a supplier of the Business from whom the Seller has purchased in excess of $50,000 in Products or services during the 12 months before December 31, 2007.

2.16     Export Controls. Except as set forth in Section 2.16 of the Disclosure Schedule, Seller has conducted its export transactions related exclusively to the Business, if any, at all times in material compliance with applicable Legal Requirements relating to export controls and regulations. Without limiting the foregoing, except as set forth in Section 2.16 of the Disclosure Schedule:

      (A)    No export licenses or other approvals are required for Seller's exports of Products included in Inventory;

      (B)    Seller has obtained all export licenses and other approvals required for Seller's export of technologies with respect to Products included in Inventory;

      (C)    Seller is in compliance in all material respects with the terms of such applicable export licenses or other export approvals;

      (D)    there are no pending or, to Seller's Knowledge, threatened claims against Seller with respect to such export licenses or other approvals;

      (E)    there are no actions, conditions or circumstances pertaining to Seller's export transactions related exclusively to the Business that may give rise to any future claims or Liability; and

      (F)    no consents or approvals for the transfer to Buyer of any such export licenses, if any, reasonably necessary to conduct the Business are required.

    2.17    <u>Environmental and Safety Matters</u>. Seller has not been and is not in violation of any applicable Legal Requirement relating to the environment or occupational health and safety as such may be applicable to the Business or the Purchased Assets.

    2.18    <u>Insurance</u>.  Section 2.18 of the Disclosure Schedule sets forth a complete and correct list of all insurance policies currently in force insuring against casualty to the Business or the assets comprising the Purchased Assets or Assumed Liabilities.  Seller is not in default with respect to the payment of premiums on any such policy.

    2.19    <u>Powers of Attorney</u>.  Except in the Ordinary Course of Business or in connection with applications for or registrations of patents, trademarks or domain names, there are no outstanding powers of attorney executed on behalf of Seller with respect to any of the Purchased Assets or Assumed Liabilities.

    2.20    <u>Product Warranties</u>.  The technologies or products licensed, sold, leased, and delivered and all services provided by Seller in the conduct of the Business conform in all material respects with all applicable contractual commitments made to customers with respect to the sale of products and services, and all express and implied warranties made by Seller.

    2.21    <u>Product Liability</u>.  Seller does not have any Liability (and there is no reasonable basis known to Seller for any present or future Proceeding, charge, complaint, claim, or demand against any of them giving rise to any Liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any Product included in Inventory.

    2.22    <u>Foreign Corrupt Practices Act</u>.  Neither Seller nor, to Seller's Knowledge, any of Seller's Subsidiaries or any other Persons acting on their behalf has, in connection with the operation of the Business, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable foreign, federal or state law, or (ii) otherwise paid, accepted or received any unlawful contributions, payments, expenditures or gifts.

2.23    Brokers or Finders.   Except as set forth on Section 2.23 of the Disclosure Schedule, neither Seller nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with the transactions contemplated by this Agreement.

3.    REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer hereby represents and warrants to Seller as follows:

3.1    Corporate Existence and Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California, with corporate power and authority to conduct its Business as it is now being conducted and to perform all its obligations under the this Agreement and each Related Agreement. Buyer is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it requires such qualification, except to the extent the failure to be so qualified or in good standing would not have a material adverse effect on Buyer's business.

3.2    Due Authorization; Valid and Binding Agreement.  The execution, delivery and performance by Buyer of this Agreement and each other Related Agreement to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby by Buyer are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer.  This Agreement and the Related Agreements, and all the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Buyer.  Each of this Agreement and the other Related Agreements to which Buyer is a party constitutes a valid and binding agreement of Buyer.

3.3    No Conflicts. The execution and delivery of this Agreement by Buyer does not, and the performance of the terms of this Agreement and each other Related Agreement by Buyer will not, (a) breach (i) any provision of any of the organizational documents of Buyer, or (ii) any resolution adopted by the board of directors or the shareholders of Buyer, (b) require Buyer to obtain the consent of, or make any filing with or notification to, any Governmental Authority, (c) conflict with or violate the organizational documents of Buyer, (d) require the consent of any other Person pursuant to any Contract binding on Buyer or its properties and assets, (e) conflict with or violate any Order applicable to Buyer or by which any property or asset of Buyer is bound, or (f) violate any Contract to which Buyer is a party.

3.4    Legal Requirements; Litigation. Buyer is in compliance in all material respects with all applicable Legal Requirements affecting its business, operations, assets and properties. There is no action, suit, claim, Proceeding or government inquiry of any nature pending or, to

Buyer's Knowledge, threatened against Buyer, its properties or any of its officers, managers or directors related to the business, operations, assets and properties of Buyer. No Governmental Authority has at any time challenged or questioned the legal right of Buyer to conduct its business as presently or previously conducted.

3.5     Brokers or Finders.  Neither Buyer nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with the transactions contemplated by this Agreement.

4.     COVENANTS.

4.1     Conduct of Seller. During the period between the signing of this Agreement and the Closing (the "**Pre-Closing Period**"), Seller agrees, except to the extent that Buyer will otherwise consent in writing, to carry on the Business in the Ordinary Course of Business.  Seller will use commercially reasonable efforts to (i) preserve intact its current business organization, (ii) maintain its relations and good will with all suppliers, customers, landlords, creditors, employees and other Persons having business relationships with Seller in connection with the Business, and (iii) maintain, and make all necessary filings for the preservation of, the SSG Owned IP. Seller will not, without the prior written consent of Buyer:

(A)     acquire or agree to acquire any assets or securities of any business or assets which would be material to the Business;

(B)     sell or otherwise dispose of a material portion of the Purchased Assets (except for licenses granted in association with the sale of Products or otherwise in the Ordinary Course of Business); or

(C)     take any action that would make any of the representations or warranties of Seller untrue or incorrect or result in any of the conditions to the transactions set forth in this Agreement not to be satisfied, or prevent Seller from performing, or cause Seller not to perform, its covenants hereunder.

4.2     Full Access.  Subject to applicable attorney-client privilege, attorney work product and confidentiality provisions, during the Pre-Closing Period, Seller will afford Buyer and its authorized Representatives access to the properties, books, Records, documents and other information of the Business as Buyer and such Representatives may request. All such information obtained by Buyer and such authorized Representatives pursuant to this Section 4.2 will be subject to the confidentiality provisions set forth in Section 4.4.

4.3     Exclusive Dealing.

(A)     During the Pre-Closing Period, Seller will not, and will cause its Representatives not to, directly or indirectly, take any of the following actions with any party other than Buyer: (i) solicit or encourage, (ii) engage in any discussions with, (iii) provide any information to (other than that which would be shared in the Ordinary Course of Business), or (iv) enter into any agreement with respect to any transaction or series of transactions to sell the Business or the Purchased Assets, including as part of a sale of Seller or Seller's other assets.

(B)    If Seller will receive, before the expiration of the Pre-Closing Period or the termination of this Agreement, any offer, proposal, or request, directly or indirectly, of the type referenced in clause (A) above, Seller will immediately notify Buyer.

4.4    Confidentiality.  Each party agrees that the information obtained pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, will be governed by the terms of the letter agreement dated May 16, 2008 between Buyer and Seller governing confidential information exchanged by the parties (the "**Confidentiality Agreement**").

4.5    Non-Competition; Non-Solicitation.

(A)    For a period beginning on the Closing Date (the "**Commencement Date**") until the date which is 24 months after the Commencement Date (such date, the "**Termination Date**"), Seller will not, and will cause its Subsidiaries not to, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of any business, whether in corporate, proprietorship or partnership form or otherwise, that competes with the Business with a product whose primary function is the provision of NAS file-sharing, as such function is generally defined by the features of Guardian OS as of the Closing Date (each such business, a "**Restricted Business**"), in the United States or in those other countries to which Buyer currently ships Product to customers either directly or through distributors. Notwithstanding the foregoing, nothing in this Section 4.5(A) shall prevent the Seller from the development, manufacture, sale or service of any of its iSCSI Intellectual Property Rights known as Halogen, OnTarget Software or 700i series products, nor from the development, manufacture, sale or service of any other subsystem components or systems, whether implemented in software, hardware or a combination of both.  The parties hereto specifically acknowledge and agree that the remedy at law for any Breach of the foregoing may be inadequate and that Buyer, in addition to any other relief available to it, will be entitled to seek temporary and permanent injunctive relief.

(B)    From the Commencement Date until the Termination Date, Seller will not, and will use best efforts to cause its then current employees, directors and consultants not to, directly or indirectly, cause, solicit, induce or encourage any employees of Buyer, including any Selected Employees, to leave such employment.  Additionally, Seller will cooperate in good faith with Buyer regarding Buyer's efforts to hire the Selected Employees pursuant to Section 8.2 hereof.

(C)    The parties hereto agree that, if any court of competent jurisdiction determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 4.5 is unreasonable, arbitrary or against public policy, then a lesser time period, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.

4.6    Bulk Sales Laws.  Buyer and Seller hereby waive compliance by Seller with any applicable bulk sale or bulk transfer laws of any jurisdiction in connection with the sale and transfer of the Purchased Assets to Buyer.

4.7     Notification; Updates to Disclosure Schedule.

(A)     During the Pre-Closing Period, Seller will promptly notify Buyer in writing of:

(1)     the discovery by Seller of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in or Breach of any representation or warranty made by Seller in this Agreement;

(2)     any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in or Breach of any representation or warranty made by Seller in this Agreement if (i) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (ii) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;

(3)     any Breach of any covenant or obligation of Seller; or

(4)     any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 5 impossible or unlikely.

(B)     If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4.7(A) requires any change in the Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then Seller will promptly deliver to Buyer an update to the Disclosure Schedule specifying such change.  No such update will be deemed to supplement or amend the Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by Seller in this Agreement, or (ii) determining whether any of the conditions set forth in Section 5 has been satisfied or waived unless and until the Closing has occurred.

4.8     Public Announcements.  During the Pre-Closing Period, neither Buyer nor Seller will (and Buyer and Seller will not permit any of their Representatives to) issue any press release or make any public statement regarding this Agreement or any of the transactions contemplated by this Agreement without the other party's  prior written consent.

4.9     Suppliers.  From the date of this Agreement until the date which is 60 days following the Closing Date, to extent reasonably directed by Buyer, Seller will use commercially reasonable efforts to endeavor to have each supplier listed on Schedule 4.9 agree to do business with Buyer on substantially the same terms and conditions as such supplier currently does business with Seller.

4.10    Consents.  From the date of this Agreement until the date which is 60 days following the Closing Date, Seller will use commercially reasonable efforts to obtain all consents, waivers, approvals and assignments related to the Contracts listed on Section 2.3 of the Disclosure Schedule.

5.    CLOSING CONDITIONS.

5.1    Conditions to Obligations of Each Party.  The respective obligations of Seller and Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or before the Closing Date of the following conditions, any or all of which may be waived in writing in whole or in part by Seller or Buyer, as the case may be, to the extent permitted by applicable Legal Requirements:

(A)    No Order.  No Governmental Authority will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other Order (in each case, whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Closing illegal or otherwise prohibiting consummation of the transactions contemplated by this Agreement.

(B)    No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Closing will be in effect, nor will any Proceeding brought by an administrative agency or commission or other Governmental Authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending.

5.2    Conditions to the Obligations of Buyer.  The obligation of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or before the Closing Date of the following conditions, any of which may be waived, in writing, exclusively by Buyer:

(A)    Representations and Warranties. Each of the representations and warranties of Seller in this Agreement will be true and correct in all material respects as though such representation and warranty were made on and as of the Closing Date, except for representations which address matters as of a particular date, in which case such representations will be true and correct as of such particular date.

(B)    Performance of Obligations. Seller will have performed and complied with all covenants and obligations under this Agreement required to be performed and complied with by Seller as of the Closing.

(C)    Closing Deliverables.  Buyer will have received from Seller duly executed copies of the following documents:

(1)    the Bill of Sale;

(2)    the Assignment Agreement;

(3)    the Sublease Agreement;

(4)    the Transition Services Agreement;

(5)    the License Agreement;

(6)     the Seller Closing Certificate; and

(7)     such additional instruments of sale, transfer, conveyance, assignment and confirmation as Buyer may reasonably deem necessary or desirable in order to transfer, convey and assign to Buyer, and to confirm Buyer's title to, all of the Purchased Assets free and clear of all Encumbrances (except for Permitted Encumbrances), to put Buyer in actual possession and control of the Purchased Assets and to assist Buyer in exercising all rights with respect thereto.

(D)     Employees.  None of the individuals identified on Schedule 5.2(D) (not to exceed eight individuals) will have ceased to be employed by Seller, or will have expressed an intention to terminate such individual's employment with Seller or to decline to accept employment with Buyer.

5.3     Conditions to Obligations of Seller.  The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or before the Closing Date of the following conditions, any of which may be waived, in writing, exclusively by Seller:

(A)     Representations and Warranties. Each of the representations and warranties of Buyer in this Agreement will be true and correct in all material respects as though such representation and warranty were made on and as of the Closing Date, except for representations which address matters as of a particular date, in which case such representations will be true and correct as of such particular date;

(B)     Performance of Obligations. Buyer will have performed and complied with in all material respects all covenants and obligations under this Agreement required to be performed and complied with by Buyer as of the Closing;

(C)     Closing Deliverables.  Seller will have received from Buyer the Closing Cash and duly executed copies of the following documents:

(1)     the Buyer Note;

(2)     the Security Agreement;

(3)     the Assignment Agreement;

(4)     the Sublease Agreement;

(5)     the Transition Services Agreement;

(6)     the License Agreement;

(7)     the Buyer Closing Certificate; and

(8)     UCC financing statements relating to Seller's security interest in the collateral identified in the Security Agreement.

6.    SURVIVAL; INDEMNIFICATION.

  6.1 Survival of Representations, Etc.

  (A) The representations and warranties made by Seller in this Agreement (including the representations and warranties in the Seller Closing Certificate) will survive the Closing and will expire 15 months after the Closing Date (the "**Survival Expiration Date**"); provided that, if at any time before Survival Expiration Date, any Buyer Indemnitee (acting in good faith) delivers to Seller a written notice alleging the existence of an inaccuracy in or a Breach of any of the representations and warranties made by Seller (and setting forth in reasonable detail the basis for such Buyer Indemnitee's belief that such an inaccuracy or Breach exists) and asserting a claim for recovery under Section 6 based on such alleged inaccuracy or Breach, then the claim asserted in such notice will survive the Survival Expiration Date until such time as such claim is fully and finally resolved.  The agreements, covenants and other obligations of the parties will survive the Closing in accordance with their respective terms.

  (B) Nothing contained in Section 6.1(A) or elsewhere in this Agreement will limit any rights or remedy of any Buyer Indemnitee or any Seller Indemnitee for claims based on fraud.

  (C) The representations and warranties made by Seller, and the covenants and obligations of Seller, and the rights and remedies that may be exercised by the Buyer Indemnitees, will not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Buyer Indemnitees or any of their Representatives.

  (D) The representations and warranties made by Buyer, and the covenants and obligations of Buyer, and the rights and remedies that may be exercised by the Seller Indemnitees, will not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Seller Indemnitees or any of their Representatives.

  6.2 Indemnification by Seller.  From and after the Closing Date (but subject to Section 6.1(A) and Section 6.4), Seller will hold harmless and indemnify Buyer, all Subsidiaries of Buyer and any of Buyer's Representatives (each, a "**Buyer Indemnitee**") from and against, and will compensate and reimburse each of the Buyer Indemnitees for, any Damages which are suffered or incurred by any of the Buyer Indemnitees or to which any of the Buyer Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of:

  (A) any inaccuracy in or Breach of any representation or warranty made by Seller in this Agreement as of the date of this Agreement (in each case, (i) after giving effect to any "Material Adverse Effect" or other materiality qualification or any similar qualification contained or incorporated directly in such representation or warranty, and (ii) without giving effect to any update to the Disclosure Schedule pursuant to Section 4.7);

  (B) any inaccuracy in or Breach of any representation or warranty made by Seller in this Agreement as if such representation or warranty was made on and as of the Closing

Date, except for representations or warranties which address matters as of a particular date, in which case, as of such particular date (in each case, (i) after giving effect to any "Material Adverse Effect" or other materiality qualification or any similar qualification contained or incorporated directly in such representation or warranty, and (ii) without giving effect to any update to the Disclosure Schedule pursuant to Section 4.7);

(C)     any Liability of Seller that is not an Assumed Liability assumed by Buyer pursuant to Section 1.3;

(D)     any inaccuracies in the Seller Closing Certificate; or

(E)     any Breach of any covenant or obligation of Seller under this Agreement.

6.3     Indemnification by Buyer.   From and after the Closing Date (but subject to Section 6.1(A) and Section 6.4), Buyer will hold harmless and indemnify Seller, all Subsidiaries of Seller and any of Seller's Representatives (each, a "**Seller Indemnitee**") from and against, and will compensate and reimburse Seller for, any Damages which are suffered or incurred by any of the Seller Indemnitees, or to which any of the Seller Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of:

(A)     any inaccuracy in or Breach of any representation or warranty made by Buyer in this Agreement as of the date of this Agreement (in each case, after giving effect to any "Material Adverse Effect" or other materiality qualification or any similar qualification contained or incorporated directly or indirectly in such representation or warranty);

(B)     any inaccuracy in or Breach of any representation or warranty made by Buyer in this Agreement as if such representation or warranty was made on and as of the Closing Date, except for representations or warranties which address matters as of a particular date, in which case, as of such particular date (in each case, after giving effect to any "Material Adverse Effect" or other materiality qualification or any similar qualification contained or incorporated directly or indirectly in such representation or warranty);

(C)     any Assumed Liability;

(D)     any inaccuracies in the Buyer Closing Certificate; or

(E)     any Breach of any covenant or obligation of Buyer under this Agreement.

6.4     Limitation of Liability.

(A)     Except in the case of fraud or indemnification claims under Section 6.2(C), the aggregate liability of Seller for claims under this Agreement, the Bill of Sale, the Assignment Agreement, the Buyer Closing Certificate, the Seller Closing Certificate and the License Agreement, will not exceed $375,000.

(B)     Except in the case of fraud or indemnification claims under Section 6.3(C), the aggregate liability of Buyer for claims under this Agreement, the Bill of Sale, the Assignment Agreement, the Buyer Closing Certificate, the Seller Closing Certificate and the License Agreement, will not exceed $375,000.

(C)     Notwithstanding any provision of this Agreement to the contrary, no Buyer Indemnitee will be entitled to indemnification under this Section 6 until the aggregate of all amounts due to Buyer Indemnitees under this Section 6 exceeds $100,000, in which case the Buyer Indemnitees will be entitled to recover the full amount of the Damages suffered; provided, however, that this Section 6.4(C) will not apply to indemnification claims brought under Sections 6.2(C).

(D)     Notwithstanding any provision of this Agreement to the contrary, no Seller Indemnitee will be entitled to indemnification under this Section 6 until the aggregate of all amounts due to Seller Indemnitees under this Section 6 exceeds $100,000, in which case the Seller Indemnitees will be entitled to recover the full amount of the Damages suffered; provided, however, that this Section 6.4(D) will not apply to indemnification claims brought under Sections 6.3(C).

(E)     Notwithstanding anything to the contrary in this Agreement, the parties agree that the indemnification provisions in this Section 6 will constitute the sole and exclusive remedy for any losses, claims or disputes regarding this Agreement, the Bill of Sale, the Assignment Agreement, the Buyer Closing Certificate and the Seller Closing Certificate (except for claims for injunctive relief under Section 4.5).  For sake of clarity, nothing in this Section 6.4(E) shall limit the Buyer's liability with respect to payment of amounts due under the Buyer Note.

6.5     Recourse for Indemnification Claims. Subject to the limitations set forth in Section 6.4, if an indemnification claim has been subject to a final arbitration award in accordance with Section 7, or has been agreed to between the parties pursuant to Section 6.7, and the Buyer Note is outstanding, the Buyer Indemnitees will be required to offset Damages related to such indemnification claim against the principal amount then outstanding under the Buyer Note.  In such case, the deemed effective date of such offset will be as of the Closing Date for purposes of calculation of interest under the Buyer Note.  If the Buyer Note is not outstanding at the time of any such final arbitration award or agreement between the parties (or if, at such time, the principal amount of the Buyer Note is less than the amount of the award or the agreed upon amount), Seller will pay to such Buyer Indemnitee: (i) if the Buyer Note is not outstanding, cash equal to the full amount of the award or the agreed upon amount; or (ii) if the Buyer Note is outstanding, cash equal to the amount by which the full amount of the award or agreed upon amount exceeds the principal amount of the Buyer Note at such time.  For the avoidance of doubt, no Buyer Indemnitee shall be entitled to offset Damages against the principal amount then outstanding under the Buyer Note under this Section 6.5 unless the indemnification claim has been subject to a final arbitration award in accordance with Section 7, or has been agreed to between the parties pursuant to Section 6.7.

6.6     Third Party Claims.

(A)     When an Indemnified Party seeking indemnification under this Section 6.6 receives notice of any claim by a third party ("**Third Party Claim**"), including any

Governmental Authority, which is to be the basis for a claim for indemnification hereunder, the Indemnified Party will give written notice to Seller or Buyer (as the case may be) reasonably indicating (to the extent known) the nature of such claims and the basis thereof and will include with such notice the claim and any and all documentation provided by the claimant. The notice will be given as soon as practicable, but in the event of a complaint filed with any Governmental Authority, not later than ten days after the Indemnified Party has received written notice of the Third Party Claim. No failure by an Indemnified Party to provide such notice will affect the obligations of Seller or Buyer (as the case may be) hereunder, except to the extent of any Damages caused by such delay. If a Buyer Indemnitee is the Indemnified Party, then Seller will have a right of first refusal to choose to conduct exclusively the defense of any Third Party Claim by counsel of its own choosing reasonably acceptable to such Buyer Indemnitee. If Seller does not notify Buyer of its intent to exercise such right of first refusal within ten days following Buyer's notice to Seller of such Third Party Claim, then such right will lapse and Buyer will thereafter have the exclusive right to conduct the defense of such Third Party Claim by counsel of its own choosing reasonably acceptable to Seller (with all reasonable costs related to such defense being considered "Damages" for which the Buyer Indemnitee is entitled to indemnification, subject to Section 6.4).

(B)     Seller or Buyer (as the case may be) will have no Liability with respect to any compromise or settlement of a Third Party Claim effected without the prior written consent of Seller or Buyer (as the case may be), which consent will not be unreasonably withheld or delayed.

6.7     Indemnification Claims.

(A)     In order to seek indemnification under this Section 6, a Person entitled to indemnification under Section 6.2 or Section 6.3 (an "**Indemnified Party**") will deliver, in good faith, a written demand (an "**Indemnification Demand**") to Seller (in the case of Indemnification Demands from a Buyer Indemnitee) or Buyer (in the case of Indemnification Demands from a Seller Indemnitee) which contains (i) a description and the amount (the "**Asserted Damages Amount**") of any Damages incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under this Section 6 for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

(B)     Within 30 days after delivery of an Indemnification Demand to Seller or Buyer (as the case may be), such party will deliver to the other of such parties a written response (the "**Response**") in which the party providing the Response will:

(1)     agree that the Indemnified Party is entitled to receive all of the Asserted Damages Amount (in which case: (A) if the Indemnified Party is a Buyer Indemnitee, then such Buyer Indemnitee will recover the Asserted Damages Amount in accordance with Section 6.5 above; or (B) if the Indemnified Party is a Seller Indemnitee, then Buyer will pay to such Seller Indemnitee cash equal to the Asserted Damages Amount (in either case, subject to the limitations of Section 6.4);

(2)      agree that the Indemnified Party is entitled to receive part, but not all, of the Asserted Damages Amount (such portion, the "**Agreed Portion of Damages**") (in which case: (A) if the Indemnified Party is a Buyer Indemnitee, then such Buyer Indemnitee will recover the Agreed Portion of Damages in accordance with Section 6.5 above; or (B) if the Indemnified Party is a Seller Indemnitee, then Buyer will pay to such Seller Indemnitee cash equal to the Agreed Portion of Damages (subject to the limitations of Section 6.4); or

(3)      dispute that the Indemnified Party is entitled to receive any of the Asserted Damages Amount.

(C)      If the party providing a Response pursuant to Section 6.7(B) will (i) dispute that the Indemnified Party is entitled to receive any of the Asserted Damages Amount, or (ii) agree that the Indemnified Party is entitled to only the Agreed Portion of Damages, Seller and Buyer will attempt in good faith to agree upon the rights of the respective parties with respect to each of the indemnification claims that comprise the Asserted Damages Amount (or the portion of the Asserted Damages Amount not comprising the Agreed Portion of Damages). If Seller and Buyer should so agree, a memorandum setting forth such agreement will be prepared and signed by both such Parties. If no such agreement can be reached after good faith negotiation within 60 days after delivery of a Response, either Buyer or Seller may demand arbitration of any matter set forth in the applicable Indemnification Demand, which arbitration will be conducted pursuant to Section 7.

6.8      Closing Consideration Adjustment.      Except as otherwise required under applicable Legal Requirements, all indemnification payments made pursuant to this Section 6 will be treated as an adjustment to the Net Closing Consideration.

7.      ARBITRATION OF DISPUTES.

7.1      Each party is required to notify the other parties, in writing, of any dispute, claim, or controversy arising out of this Agreement, any other agreement referenced herein or therein or any transactions contemplated hereby or thereby. As to disputes related to indemnification, the parties will provide written notice in accordance with Section 6.7. As to all other disputes, the parties will provide notice in the form of a written description of the basis for the dispute and the remedy sought, delivered in accordance with Section 11.9. If, within thirty days after delivery of the notice, the parties are unable to resolve the dispute, then any party may submit the dispute to binding arbitration.

7.2      Any dispute, claim, or controversy arising out of this Agreement, any other agreement referenced herein or therein or any transactions contemplated hereby or thereby which cannot be resolved by the parties, including but not limited to Indemnification Demands made pursuant to Section 6.7 and the determination of the scope or applicability of this agreement to arbitrate, will be determined by binding arbitration conducted by one arbitrator and administered by Judicial Arbitration and Mediation Services, Inc. ("**JAMS**") pursuant to the process set forth in its Comprehensive Arbitration Rules and Procedures then in effect except to the extent those rules conflict with any provision of this section. If, within thirty days after submission of any dispute to arbitration, the parties cannot mutually agree on one arbitrator, then the parties will arrange for JAMS to designate a single arbitrator according to the process set forth in its

Comprehensive Arbitration Rules and Procedures. Judgment on the award may be entered in any court having jurisdiction.

7.3     The arbitrator will set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator, to discover relevant information from the opposing parties about the subject matter of the dispute. In an arbitration regarding an Indemnification Demand, the decision of the arbitrator as to the validity and amount of any indemnification claim in such Indemnification Demand will be subject to the limitations set forth in this Agreement and final, binding, and conclusive upon the parties. In an arbitration to resolve any other dispute, claim, or controversy arising out of this Agreement, the decision of the arbitrator will be final, binding, and conclusive upon the parties.

7.4     The decision of the arbitrator will be written and will be supported by written findings of fact and conclusions which will set forth the award, judgment, decree or order awarded by the arbitrator. As part of such award, the prevailing party (as determined by the arbitrator) will be awarded reasonable legal fees and expenses incurred in conjunction with the dispute and the non-prevailing party will be required to pay such fees. The parties agree that the arbitrator's fees and the administrative fee of JAMS will be split evenly. All payments required by the decision of the arbitrator will be made within 30 days after the decision of the arbitrator is rendered. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction.

7.5     The parties to this Agreement agree that, in the event of any Breach or threatened Breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party will be entitled to seek (in addition to any other remedy that may be available to it) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant, obligation or other provision, and (ii) an injunction restraining such Breach or threatened Breach in an arbitration instituted pursuant to this Section 7.

8.     EMPLOYEES AND EMPLOYEE BENEFITS.

8.1     Information on SSG Employees. For the purpose of this Agreement, the term "**SSG Employees**" means all employees of the Business, including employees on temporary leave of absence, including family medical leave, military leave, temporary disability or sick leave, and employees on long-term disability leave.

8.2     Employment of SSG Employees by Buyer.

(A)     Buyer is not obligated to hire any SSG Employee. Buyer may interview the senior level managers listed on Schedule 8.2(A) for the purpose of determining proper job fit for SSG Employees. Following the interview process as provided in this Section 8.2(A), Buyer will provide Seller with a list of SSG Employees to whom Buyer intends to make an offer of employment (the "**Selected Employees**"). Subject to Legal Requirements, Buyer will have reasonable access to Seller's facilities and personnel Records of Seller for the purpose of preparing for and conducting employment interviews with the senior level managers listed on

Schedule 8.2(A) and will conduct the interviews with senior level managers as expeditiously as possible before the Closing Date. Access will be provided by Seller upon reasonable prior notice during normal business hours. Effective immediately before the Closing, Seller will terminate the employment of all of its Selected Employees.

(B) It is understood and agreed that (i) Buyer's expressed intention to extend offers of employment as set forth in this Section 8 will not constitute any Contract or understanding (expressed or implied) of any obligation on the part of Buyer to a post-Closing employment relationship of any fixed term or duration or upon any terms or conditions other than those that Buyer may establish pursuant to individual offers of employment, and (ii) employment offered by Buyer is "at will" and may be terminated by Buyer or by an employee at any time for any reason. Nothing in this Agreement will be deemed to prevent or restrict in any way the right of Buyer to terminate, reassign, promote or demote any of the Selected Employees after the Closing or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment of such employees at any time for any reason. The "at will" nature of any employment relationship may only be modified in a writing signed by the employee and the president of Buyer.

8.3 Salaries and Benefits. Seller will be Liable for:

(A) the payment of all wages and other remuneration due to SSG Employees with respect to their services as employees of Seller through the close of business on the Closing Date, including pro rata bonus payments, if any, and all vacation pay earned prior to the Closing Date, other than vacation pay that is assumed by Buyer at the election of the Selected Employees;

(B) the payment of any termination or severance payments and the provision of continuation coverage in accordance with the requirements of COBRA for those SSG employees that are not offered positions (or decline Buyer's offer of employment) and are terminated by Seller;

(C) for those SSG Employees that are not offered positions (or decline Buyer's offer of employment) and are terminated by Seller, any and all payments to employees required under the WARN Act and any similar state law; and

(D) any claims per the terms of the Employee Plans made or incurred by SSG Employees and their beneficiaries under the Employee Plans during their employment with Seller.

8.4 No Transfer of Assets. Seller will not make any transfer of pension or other Employee Plan assets to Buyer.

8.5 General Employee Provisions.

(A) Seller and Buyer will give any notices required by Legal Requirements and take whatever other actions with respect to the plans, programs and policies described in this Section 8 as may be necessary to carry out the arrangements described in this Section 8.

(B)     Seller and Buyer will provide each other with such plan documents and summary plan descriptions, employee data or other information as may be reasonably required to carry out the arrangements described in this Section 8.

(C)     If any of the arrangements described in this Section 8 are determined by the IRS or other Governmental Authority to be prohibited by law, Seller and Buyer will modify such arrangements to as closely as possible reflect their expressed intent and retain the allocation of economic benefits and burdens to the parties contemplated herein in a manner that is not prohibited by law.

(D)     Seller will provide Buyer with I-9 information with respect to all Selected Employees, except for such employees as Seller certifies in writing to Buyer are exempt from such requirement.  Seller represents that all required I-9 forms have been adequately and properly completed.

(E)     Buyer will not have any responsibility, liability or obligation, whether to SSG Employees, former employees, their beneficiaries or to any other Person, with respect to any Employee Plans, practices, programs or arrangements (including the establishment, operation or termination thereof and the notification and provision of COBRA continuation coverage) maintained by Seller.

8.6     <u>Seller's Retirement and Savings Plans</u>.   All Selected Employees who are participants in Seller's retirement plans will retain their accrued benefits under Seller's retirement plans as of the Closing Date, and Seller (or Seller's retirement plans) will retain sole liability for the payment of such benefits as and when such Selected Employees become eligible therefor under such plans. Seller will cause the assets of each Employee Plan to equal or exceed the benefit liabilities of such Employee Plan on a plan-termination basis as of the Closing Date.

9.     <u>TAX MATTERS</u>.

9.1     Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets and the Business as is reasonably necessary for the filing of all Tax Returns, and making of any election related to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or Proceeding relating to any Tax Return. Buyer and Seller will cooperate with each other in the conduct of any audit or other Proceeding related to Taxes involving the Business.

9.2     Buyer will timely pay all Transfer Taxes required to be paid in connection with the transfer of the Purchased Assets to Buyer; *provided*, *however*, that Seller will use its commercially reasonable efforts after the Closing to cooperate with Buyer to minimize the Transfer Taxes that are required to be paid as a result of such transfer, including, without limitation, delivering any resale certificate to Buyer with respect to any Purchased Assets.  Buyer will prepare and timely file all Tax Returns required to be filed in connection with any such Transfer Taxes and provide copies of all such Tax Returns to Seller; if Seller is required by law to execute any such Tax Return, such Tax Return will be subject to the consent of Seller, which consent will not be unreasonably withheld or delayed.

9.3     All property, ad valorem and similar Taxes imposed on or with respect to the Purchased Assets on a periodic basis ("**Periodic Taxes**") relating to periods beginning on or before and ending after the Closing Date will be allocated to: (i) Seller, in an amount equal to the Product of such Periodic Taxes for the entire period and a ratio, the numerator of which the number of days in such period ending on the Closing Date and the denominator of which is the number of days in the entire period; and (ii) Buyer, in an amount equal to the product of such Periodic Taxes for the entire period and a ratio, the numerator of which the number of days in such period beginning the day after the Closing Date and the denominator of which is the number of days in the entire period. Subject to the last sentence set forth in this Section 9.3, Seller will, upon the written request of Buyer, promptly pay the portion of any Periodic Taxes then due and owing that are allocated to Seller pursuant to this Section 9.3. Such written request will include evidence reasonably satisfactory to Seller that such amount is due and owing and a calculation of the portion of such Periodic Taxes that are the responsibility of Seller pursuant to this Section 9.3. If Seller disagrees with any information or calculation set forth in such notice, such dispute will be settled by a Accounting Arbitrator mutually selected by Buyer and Seller in accordance with the procedures set forth in Section 1.6 of this Agreement. Notwithstanding anything to the contrary herein, in the event of a dispute as to the portion of any Periodic Taxes due and owing that are the responsibility of Seller hereunder, the amount finally determined to be the responsibility of Seller pursuant to this Section 9.3 will be paid promptly following the final resolution of such dispute in accordance with this Section 9.3.

10.     TERMINATION.

10.1     This Agreement may be terminated before the Closing as follows:

(A)     At the election of Seller, if any one or more of the conditions to its obligation to close has not been fulfilled as of July 31, 2008;

(B)     At the election of Buyer, if any one or more of the conditions to its obligation to close has not been fulfilled as of July 31, 2008;

(C)     At the election of Seller, if Buyer has breached any material representation, warranty, covenant or agreement contained in this Agreement; *provided*, *however*, that Seller will not have a termination right hereunder if the other conditions to the obligation of Seller to consummate the transactions contemplated herein will have been satisfied, unless such representation, warranty, covenant or agreement will not have been cured by Buyer by the earlier of (i) July 31, 2008, or (ii) 30 days after Buyer will have received written notice from Seller that it intends to exercise its right to terminate under this Section 10.1(C);

(D)     At the election of Buyer, if Seller has breached any material representation, warranty, covenant or agreement contained in this Agreement; *provided*, *however*, that Buyer will have no termination right hereunder if the other conditions to the obligation of Buyer to consummate the transactions contemplated herein will have been satisfied, unless such representation, warranty, covenant or agreement will not have been cured by Seller by the earlier of (i) July 31, 2008, or (ii) 30 days after Seller will have received written notice from Buyer that it intends to exercise its right to terminate under this Section 10.1(D);

(E)     At the election of Seller on the one hand, or Buyer, on the other hand, if any action, suit or Proceeding will have been instituted and be continuing by any Governmental Authority with proper authority to restrain, modify or prohibit the carrying out of the transactions contemplated hereby; *provided*, *however*, that neither Seller nor Buyer will have any termination right hereunder if the other conditions to the obligation of Seller or Buyer, as the case may be, to consummate the transactions contemplated herein will have been satisfied, unless such action, suit or Proceeding will not have been stayed or terminated by the later of (i) July 31, 2008, or (ii) 60 days after the commencement of such action, suit or Proceeding becomes known to Buyer or Seller, as the case may be;

(F)     At any time on or before the Closing Date, by mutual written consent of Seller and Buyer.

In the event that Buyer or Seller, as the case may be, elect to terminate this Agreement pursuant to Section 10.1(A), (B), (C), (D) or (E), the terminating party will deliver a notice to the other party or parties to this Agreement declaring its election to so terminate this Agreement in accordance with the provisions of Section 10.1(A), (B), (C), (D) or (E), as the case may be, and setting forth therein the basis for such termination. If this Agreement so terminates, it will become null and void and have no further force or effect, except as provided in Section 10.2.

10.2     <u>Survival</u>.   If this Agreement is terminated and the transactions contemplated hereby are not consummated as described above, this Agreement will become void and of no further force and effect, except for Sections 4.4, 6 and 11.  None of the parties hereto will have any liability in respect to a termination of this Agreement pursuant to this Section 10, except to the extent that failure to satisfy the conditions of Section 5 results from the intentional or willful breach or violation of the representations, warranties, covenants or agreements of such party under this Agreement.  For purposes of the preceding sentence, the failure of any party to comply with its respective obligations under Section 1.5 promptly after all conditions to such compliance will have been fulfilled, will constitute an intentional or willful violation of the agreement herein contained by such failing party.

11.     <u>MISCELLANEOUS</u>.

11.1     <u>Definitions</u>. For all purposes of this Agreement, the following terms will have the following respective meanings:

(A)     "**Accounting Arbitrator**" has the meaning set forth in Section 1.6(C).

(B)     "**Accounts Receivable**" means (i) all trade accounts receivable and other rights to payment from customers related exclusively to the Business and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or Products sold or services rendered to customers related exclusively to the Business, (ii) all other accounts or notes receivable related exclusively to the Business and the full benefit of all security for such accounts or notes, and (iii) any claim, remedy or other right related to any of the foregoing.

(C)     "**Aggregate Inventory Estimated Closing Net Value**" has the meaning set forth in Section 1.4.

(D) "**Aggregate Inventory Final Closing Net Value**" has the meaning set forth in Section 1.6(B).

(E) "**Aggregate Inventory Scheduled Closing Net Value**" has the meaning set forth in Section 1.6(A).

(F) "**Agreed Portion of Damages**" has the meaning set forth in Section 6.7(B)(2).

(G) "**Asserted Damages Amount**" has the meaning set forth in Section 6.7(A).

(H) "**Assignment Agreement**" has the meaning set forth in Section 1.5(B)(1)(c).

(I) "**Assumed Contracts**" has the meaning set forth in Section 1.1(S)(3).

(J) "**Assumed Liabilities**" means only the Liabilities listed in Section 1.1(D).

(K) "**Bill of Sale**" has the meaning set forth in Section 1.5(B)(1)(b).

(L) "**Breach**" means (a) any breach of, or inaccuracy in, any representation or warranty, (b) any breach or violation of, default under, failure to perform, failure to comply with or failure to notify, or noncompliance with, any covenant, agreement or obligation, or (c) any one or more other occurrences, circumstances, conditions or other events the existence of which, individually or together, whether unconditionally or with the passing of time or the giving of notice, or both, would (i) constitute a breach, violation, default, failure or noncompliance referred to in clauses (a) and (b) of this paragraph, (ii) permit any Person to accelerate any monetary obligation, (iii) permit any Person to abridge, delay, condition, terminate, revoke, rescind or cancel any right, license, Liability, debt, power, authority, privilege or obligation, or (iv) require, or permit any Person to require, the payment of a monetary penalty or liquidated damages.

(M) "**Business**" has the meaning set forth in Section 1.1(E).

(N) "**Buyer Closing Certificate**" has the meaning set forth in Section 1.5(B)(2)(h).

(O) "**Buyer Indemnitee**" has the meaning set forth in Section 6.2.

(P) "**Buyer Note**" has the meaning set forth in Section 1.1(F).

(Q) "**Buyer's Knowledge**" means, with respect to any particular fact, the actual knowledge of any of Vernon A. LoForti or Kurt L. Kalbfleisch, in each case after reasonable investigation.

(R) "**Business Day**" means any day other than (i) a Saturday or Sunday, and (ii) a day on which banks in the city of San Diego, California are closed;

(S)      "**Closing**" has the meaning set forth in Section 1.5(A).

(T)      "**Closing Cash**" has the meaning set forth in Section 1.1(G).

(U)      "**Closing Consideration**" has the meaning set forth in Section 1.1(H).

(V)      "**Closing Date**" has the meaning set forth in Section 1.5(A).

(W)      "**COBRA**" has the meaning set forth in Section 2.11(D).

(X)      "**Code**" means the Internal Revenue Code of 1986, as amended.

(Y)      "**Commencement Date**" has the meaning set forth in Section 4.5(A).

(Z)      "**Confidentiality Agreement**" has the meaning set forth in Section 4.4.

(AA)    "**Contract**" will mean any written, oral, implied or other agreement, contract, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature.

(BB)    "**Copyrights**" means worldwide (i) registered copyrights in published or unpublished works, mask work rights and similar rights, mask work registrations, and copyright applications for registration, including any renewals thereof, and (ii) copyrightable works and other rights of authorship in published or unpublished works.

(CC)    "**Damages**" means any loss, Liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys' fees and expenses) or diminution of value, whether or not involving a Third Party Claim.

(DD)    "**Disclosure Schedule**" has the meaning set forth in Section 2.

(EE)    "**Employee Plans**" has the meaning set forth in Section 2.11(A).

(FF)    "**Encumbrance**" means any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

(GG)    "**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended.

(HH)    "**ERISA Affiliate**" has the meaning set forth in Section 2.11(A).

(II)      "**Estimated Closing SKU Quantity**" has the meaning set forth in Section 1.4.

(JJ)      "**Excluded Assets**" has the meaning set forth in Section 1.1(J).

(KK)    "**Excluded Liabilities**" has the meaning set forth in Section 1.1(K).

(LL)    "**Fixed Assets**" means all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property (other than Inventory) of every kind owned or leased (wherever located and whether or not carried in the Records of the Business) exclusively in connection with the Business, together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance Records and other documents relating thereto.

(MM)   "**Fixed Assets Estimated Closing Value**" has the meaning set forth in Section 1.4.

(NN)    "**Fixed Assets Final Closing Value**" has the meaning set forth in Section 1.6(B).

(OO)    "**Fixed Assets Scheduled Closing Value**" has the meaning set forth in Section 1.6(A).

(PP)    "**GAAP**" means generally accepted accounting principles for financial reporting in the United States, applied on a consistent basis.

(QQ)    "**Governmental Authority**" means any (i) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign or other government, (iii) governmental or quasi-Governmental Authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, Representative, organization, unit, body or entity and any court or other tribunal), (iv) international or multi-national organization or body, or (v) individual, entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or Taxing authority or power of any nature.

(RR)    "**Governmental Authorizations**" has the meaning set forth in Section 2.4.

(SS)    "**Indemnification Demand**" has the meaning set forth in Section 6.7(A).

(TT)    "**Indemnified Party**" has the meaning set forth in Section 6.7(A).

(UU)    "**Intellectual Property Rights**" means Patents, Trademarks, Copyrights, Owned Rights, Software, and Proprietary Information, and includes any rights to exclude others from using or appropriating any Intellectual Property Rights, including the rights to sue for and remedies against past, present or future infringements or misappropriations of any or all of the foregoing and rights of priority and protection of interests therein, and any other proprietary, intellectual property or other rights relating to any or all of the foregoing anywhere in the world.

(VV)    "**Inventory**" means inventory, wherever located, primarily used or useable exclusively in the Business including inventory, inventory consigned to third parties, merchandise, goods and other personal property that are held by or on behalf of the Business for sale or lease or are furnished or are to be furnished under a service contract, or that constitute raw materials, work in process, finished goods, returned goods, spare parts, or materials or supplies of any kind, nature or description.

(WW) "**IRS**" means the United States Internal Revenue Service.

(XX) "**Legal Requirement(s)**" means any federal, state, local, municipal, foreign, international, multi-national or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(YY) "**Licenses**" has the meaning set forth in Section 2.8(G)(2).

(ZZ) "**License Agreement**" has the meaning set forth in Section 1.5(B)(1)(f).

(AAA) "**Liability**" or "**Liable**" means any liability or obligation of any kind, character or description, whether known or unknown, absolute or contingent, matured or unmatured, disputed or undisputed, secured or unsecured, conditional or unconditional, accrued or unaccrued, liquidated or unliquidated, vested or unvested, joint or several, due or to become due, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on financial statements.

(BBB) "**Material Adverse Effect**" means any event or circumstance that has or causes a material adverse effect on the condition (financial or otherwise), assets (including intangible assets), Liabilities or operations of the Business.

(CCC) "**Net Closing Consideration**" has the meaning set forth in Section 1.1(P).

(DDD) "**Neutral Accounting Firm**" has the meaning set forth in Section 1.6(C).

(EEE) "**Objection Notice**" has the meaning set forth in Section 1.6(B).

(FFF) "**Open Source Software**" means (A) Software that requires as a condition of use, modification or distribution that such Software or other Software incorporated into, derived from or distributed with such Software: (i) be disclosed or distributed in source code form; (ii) be licensed to other users for the purpose of making derivative works; or (iii) be redistributable at no charge; and (B) Software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (t) GNU's General Public License (GPL) or Lesser/Library GPL (LGPL); (u) the Artistic License (e.g., PERL); (v) the Mozilla Public License; (w) the Netscape Public License; (x) the Sun Community Source License (SCSL); (y) the Sun Industry Source License (SISL); and (z) the Apache Software License.

(GGG) "**Order**" means any decree, order, judgment, writ, award, injunction, rule or consent of or by a Governmental Authority.

(HHH) "**Ordinary Course of Business**" means, with respect to any action by any Person, that such action (i) is consistent in nature, scope, quality, frequency and magnitude with the past customs and practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person, and (ii) does not require authorization by the board of directors or shareholders of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature.

(III)    "**Original Acquisition Date**" has the meaning set forth in Section 2.8(E).

(JJJ)    "**Owned Rights**" means worldwide (i) Internet domain names; (ii) website content; (iii) toll-free telephone numbers; in each case owned by Seller; and (iv) moral rights and publicity rights; in each case to the extent the same does not comprise or is not protected by Copyrights, Patents or Trademarks.

(KKK) "**Patents**" means worldwide patents, patent applications, invention disclosures and other rights of invention, filed with any Governmental Authority, and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof and all reexamined patents or other applications or patents claiming the benefit of the filing date of any of the foregoing.

(LLL)    "**Periodic Taxes**" has the meaning set forth in Section 9.3.

(MMM)       "**Permitted Encumbrances**" means Encumbrances (excluding any Encumbrances that are not material and should have been accrued for before the Closing Date) that are (i) mechanics', carriers', workers', warehouseman's, materialman's, repairman's or other Encumbrances arising or incurred in the Ordinary Course of Business with respect to charges not yet due and payable, (ii) Encumbrances for Taxes which are not yet due and payable, or (iii) any minor imperfection of title or similar Encumbrance which does not materially impair the value of the property subject to such Encumbrance or the use of such property.

(NNN) "**Person**" means any individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Authority.

(OOO) "**Post-Closing Calculation Schedule**" has the meaning set forth in Section 1.6(A).

(PPP) "**Pre-Closing Calculation Schedule**" has the meaning set forth in Section 1.4.

(QQQ) "**Pre-Closing Period**" has the meaning set forth in Section 4.1.

(RRR) "**Proceeding**" means any action, appeal, petition, plea, charge, complaint, claim, governmental audit, suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public, private or otherwise, whether at law or in equity), demand, litigation, arbitration, mediation, hearing, inquiry, investigation, audit or similar event, occurrence, or Proceeding, in each case commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority, arbitrator or mediator.

(SSS) "**Products**" means any and all hardware and software that is or has been distributed by Seller relating exclusively to the Business, and any similar Products developed or under development by Seller relating exclusively to the Business as of the date of the Agreement, and all documentation, packaging materials, promotional materials, and training materials and the like relating to any of the foregoing, provided that Products shall not include any of the foregoing items if such items are used in or useful to the business of the Seller that is not part of the Business.

(TTT) "**Proprietary Information**" means worldwide confidential or proprietary trade secrets, technical information, inventions and discoveries (whether or not patentable and whether or not reduced to practice) and improvements thereto, know-how, processes, developments, designs, techniques, marketing and purchasing strategies, plans, schematics, drawings, blue prints, formulae, formulas, patterns, compilations, databases, specifications, research and development information, technical data, inventions, concepts, ideas, devices, methods, processes, and other proprietary or confidential information, whether business, technical or otherwise, customer and supplier lists and related information, pricing and cost information, Product roadmaps and financial, business and marketing plans.

(UUU) "**Purchased Assets**" has the meaning set forth in Section 1.1(S).

(VVV) "**Purchased IP**" has the meaning set forth in Section 1.1(S)(4)

(WWW) "**Record**" means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

(XXX) "**Related Agreements**" means the Buyer Note, the Bill of Sale, the Assignment Agreement, the Sublease Agreement, the Transition Agreement and/or the License Agreement, as applicable.

(YYY) "**Representatives**" means, with respect to a Person that is an entity, such Person's stockholders, members, partners, directors, officers, managers, employees, agents, accountants, attorneys and other representatives.

(ZZZ) "**Response**" has the meaning set forth in Section 6.7(B).

(AAAA) "**Restricted Business**" has the meaning set forth in Section 4.5(A).

(BBBB) "**Security Agreement**" has the meaning set forth in Section 1.5(B)(1)(a).

(CCCC) "**Selected Employees**" has the meaning set forth in Section 8.2(A).

(DDDD) "**Seller Closing Certificate**" has the meaning set forth in Section 1.5(B)(1)(g).

(EEEE) "**Seller Indemnitee**" has the meaning set forth in Section 6.3.

(FFFF) "**Seller's Knowledge**" means, with respect to any particular fact, the actual knowledge of any of Dan Burrows, Tom Crosby, Patrick Mayock and Michael Collins, in each case after reasonable investigation.

(GGGG) "**SKU**" has the meaning set forth in Section 1.4.

(HHHH) "**SKU Net Value**" has the meaning set forth in Section 1.4.

(IIII) "**SKU Reserve Percentage**" has the meaning set forth in Section 1.4.

(JJJJ) "**SKU Standard Cost**" has the meaning set forth in Section 1.4.

(KKKK) "**Software**" means any computer program or other software (irrespective of the type of hardware for which it is intended), including firmware and other software embedded in hardware devices, whether in the form of source code, assembly code, script, interpreted language, instruction sets or binary or object code (including compiled and executable programs), including any library, component or module of any of the foregoing.

(LLLL) "**SSG Employees**" has the meaning set forth in Section 8.1.

(MMMM) "**SSG IP**" has the meaning set forth in Section 2.8(F)(1).

(NNNN) "**SSG Licensed IP**" has the meaning set forth in Section 2.8(B).

(OOOO) "**SSG Licenses**" has the meaning set forth in Section 2.8(B).

(PPPP) "**SSG Open Source**" has the meaning set forth in Section 2.8(C).

(QQQQ) "**SSG Owned IP**" has the meaning set forth in Section 2.8(A).

(RRRR) "**SSG Software**" has the meaning set forth in Section 2.8(C).

(SSSS) "**Sublease Agreement**" has the meaning set forth in Section 1.5(B)(1)(d).

(TTTT) "**Subsidiary**" means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

(UUUU) "**Survival Expiration Date**" has the meaning set forth in Section 6.1(A).

(VVVV) "**Tax**" means (i) any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined, unitary or other group for any taxable period.

(WWWW)     "**Tax Return**" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(XXXX)     "**Termination Date**" has the meaning set forth in Section 4.5(A).

(YYYY)     "**Third Party Claim**" has the meaning set forth in Section 6.6(A).

(ZZZZ)     "**Third Party Licenses**" has the meaning set forth in Section 2.8(D).

(AAAAA)     "**Trademarks**" means worldwide (i) registered trademarks and service marks and registrations and applications for such registrations, (ii) unregistered trademarks and service marks, trade names, fictitious business names, corporate names, trade dress, logos, Product names and slogans, including any common law trademark rights; in each case together with the goodwill associated therewith.

(BBBBB)     "**Transfer Taxes**" means all federal, state, local or foreign sales, use, transfer, real property transfer, mortgage Recording, real property gains, stamp duty, capital, value-added, goods and services, or similar taxes that may be imposed in connection with the direct or indirect transfer of the Purchased Assets or the Business, assumption of the Assumed Liabilities, in each case, together with any interest, additions to tax or penalties with respect thereto and any interest in respect of such additions to tax or penalties.

(CCCCC)     "**Transition Services Agreement**" has the meaning set forth in Section 1.5(B)(1)(e).

(DDDDD)     "**WARN Act**" has the meaning set forth in Section 2.10(E).

11.2     Construction.

(A)     For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(B)     The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.

(C)     As used in this Agreement, the words "include" and "including," and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words "without limitation."

(D)     Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

(E)     The underlined headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

11.3    No Third Party Beneficiaries. None of the provisions of this Agreement is intended to provide any rights or remedies to any Person (including, particularly, to any employees or consultants of Seller) other than the parties hereto and their respective successors and assigns (if any).

11.4    Time of the Essence. Time is of the essence of this Agreement.

11.5    Successors and Assigns.  Except as otherwise provided in this Agreement, the rights and obligations of the parties hereunder will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal Representatives.

11.6    Governing Law.  This Agreement will be governed by and construed in accordance with the laws of the State of California, without giving effect to that body of laws pertaining to conflict of laws.

11.7    Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together will constitute one and the same agreement.

11.8    Amendments and Waivers.  This Agreement may be amended only with the prior written consent of the parties hereto.  The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Buyer, Seller.  No delay or failure to require performance of any provision of this Agreement will constitute a waiver of that provision as to that or any other instance. No waiver granted under this Agreement as to any one provision herein will constitute a subsequent waiver of such provision or of any other provision herein, nor will it constitute the waiver of any performance other than the actual performance specifically waived.

11.9    Notices.  Any and all notices required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be given by (A) personal courier, (B) personal delivery or (C) registered or certified United States mail.  Notice will be effective at the time of actual delivery.  All notices will be sent with postage or other charges prepaid.  All notices must be properly addressed to the party to be notified at the address number as set forth on such party's signature page hereto, or at such other address as such other party may designate by one of the indicated means of notice herein to the other parties hereto, with the following copies also to be sent:

If to Buyer, a copy to:

Sheppard, Mullin, Richter & Hampton LLP
12275 El Camino Real, Suite 200
San Diego, CA 92130-2006
Attn: John J. Hentrich, Esq.

If to Seller, a copy to:

Ropes & Gray LLP
One Embarcadero Center, Suite 2200
San Francisco, CA 94111-3711
Attn: Brian C. Erb, Esq.

11.10  Severability.  If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision will be stricken from this Agreement and the remainder of this Agreement will be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement.  Notwithstanding the foregoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction will be binding, then both parties agree to substitute such provision(s) through good faith negotiations.

11.11  Entire Agreement.  This Agreement, the Related Agreements and the other documents referred to herein (including all the schedules and exhibits hereto and thereto), together with the Confidentiality Agreement, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

11.12  Further Assurances.  The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

11.13  Facsimile or Scanned Signatures.  This Agreement may be executed and delivered by means of facsimile or other electronic transmission of a scanned signature; and upon such delivery, the facsimile or scanned signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

11.14  Costs And Attorneys' Fees.  In the event that any action, suit or other Proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party will be entitled to recover all of such party's reasonable costs and reasonable attorneys' fees incurred in each such action, suit or other Proceeding, including any and all appeals or petitions therefrom.

11.15　Costs and Expenses.  Except as otherwise provided in this Agreement, each party will bear their respective fees and out-of-pocket expenses incurred in connection with the preparation, execution and delivery of this Agreement and each other Related Agreement, and the transactions contemplated thereby.

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IN WITNESS OF WHICH, the parties have executed this Agreement as of the date first set forth above.

| | |
|---|---|
| OVERLAND STORAGE, INC.,<br>a California corporation | ADAPTEC, INC.,<br>a Delaware corporation |
| By:/s/ Vernon A. LoForti | By:/s/ Sundaresh Subramanian |
| Vernon A. LoForti<br>President and Chief Executive Officer | Sundaresh Subramanian<br>President and Chief Executive Officer |
| Address:<br>4820 Overland Avenue<br>San Diego, CA 92123 | Address:<br>691 S. Milpitas Blvd.<br>Milpitas, CA 95035 |

EXHIBITS:

A     Buyer Note
B     Security Agreement
C     Bill of Sale
D     Assignment Agreement
E     Sublease Agreement
F     Transition Services Agreement
G     License Agreement